   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON August 15, 2000
                                                    REGISTRATION NO. _________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                    FORM S-2
                                  ------------
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------
                               MHM SERVICES, INC.
                       (Exact name of issuer in its charter)

                Delaware                            52-1223048
     (State or other jurisdiction of             (I.R.S. Employer
     incorporation or organization)             Identification No.)

          8605 WESTWOOD CENTER DRIVE, SUITE 400, VIENNA, VIRGINIA 22182
                                 (703) 749-4600
          (Address and telephone number of principal executive offices)
                                  ------------
                             MR. CLEVELAND E. SLADE
          8605 WESTWOOD CENTER DRIVE, SUITE 400, VIENNA, VIRGINIA 22182
                                 (703) 749-4600
            (Name, address and telephone number of agent for service)

                                  ------------
                                   COPIES TO:

                              MARK J. WISHNER, ESQ.
                 MINTZ, LEVIN, COHN, FERRIS, GLOVSKY & POPEO, PC
        ONE FOUNTAIN SQUARE, 11911 FREEDOM DRIVE, RESTON, VIRGINIA 20190
                                 (703) 464-4800
                            FACSIMILE: (703) 464-4895
                                  ------------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: from time to time after the effective date of this Registration Statement

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

      "If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [ ]"

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------
                                                 Proposed
Title of each                    Proposed        maximum
class of                         maximum         aggregate       Amount of
securities to    Amount to be    offering price  offering price  registration
be registered    registered      per share (1)   (1)             fee (1)
---------------------------------------------------------------------------------
  Common Stock       34,000          $72.00        $2,448,000        $646.27
---------------------------------------------------------------------------------

(1) Pursuant to Rule 457(e), the registration fee was based on the price of the securities being offered to existing security holders.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

August 15, 2000

                               MHM SERVICES, INC.

                          34,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

                                         THE OFFERING:
-  8605 Westwood Center Drive
   Suite 400                             -  We are offering 34,000 shares of
   Vienna, VA  22182                        our common stock.
   (703) 749-4600
                                         -  This non-transferable offer is first
                                            being made to existing stockholders.
                                            Any shares under this offering not
                                            purchased by existing stockholders
                                            will be offered to outside
                                            investors.

SYMBOL & MARKET:
-  MHMI.OB                               -  Closing:  September 30, 2000

      -  OTC Bulletin Board

--------------------------------------------------------------------------------

                                          PER SHARE               TOTAL
      ----------------------------------------------------------------------
      Public offering price:              $72.00                  $2,448,000
      Proceeds to MHM Services, Inc.      $69.35                  $2,358,000
      ----------------------------------------------------------------------


   THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

--------------------------------------------------------------------------------
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE, NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

We will amend and complete the information in this prospectus. Although we are permitted by US federal securities law to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

                                TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary..........................................................  3
Risk Factors................................................................  5
Special Note Regarding Forward-Looking Statements...........................  8
Plan of Distribution........................................................  8
Description of Securities to be Registered..................................  9
Market for Common Equity, Dividend Policy and Related Stockholder Matters... 10
Quantitative & Qualitative Disclosures About Market Risk.................... 12
Use of Proceeds............................................................. 12
Dilution.................................................................... 13
Capitalization.............................................................. 14
Selected Consolidated Financial Data........................................ 15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations ................................................................ 17
Description of Business..................................................... 22
Available Information....................................................... 25
Incorporation of Certain Information by Reference........................... 26
Indemnification of Officers and Directors................................... 26
Legal Matters............................................................... 27
Experts..................................................................... 27
MHM Services, Inc. Index to Financial Statements............................ 28
Information Not Required in Prospectus...................................... 59
Signatures.................................................................. 61

                               PROSPECTUS SUMMARY

      The information below is only a summary of more detailed information included in other sections of this prospectus. This summary may not contain all the information that is important to you or that you should consider before buying shares in this offering. The other information is important, so please read this entire prospectus carefully.

                               MHM SERVICES, INC.

      We currently provide mental health services at over 60 correctional facilities encompassing over 55,000 inmates through statewide contracts with the departments of corrections of the states of Georgia and Tennessee, a subcontract covering a women's correctional facility in Florida, and the departments of juvenile justice of the states of Georgia and Florida. None of our contracts are subject to Medicare or Medicaid reimbursement.

      We have been providing mental health services since the late 1970's. Throughout our history, we have provided mental health services in general hospitals, substance abuse and psychiatric hospitals, nursing homes, correctional facilities, and juvenile correctional facilities. We have also owned freestanding psychiatric and substance abuse hospitals.

      We have recently shifted our business focus and divested ourselves of operations we no longer wished to continue. With one limited exception, we have either sold or discontinued all of our hospital operations as well as all of our nursing home operations. Since 1998, we have focused exclusively on expanding and developing our delivery of mental health services to inmates incarcerated in correctional facilities.

                                  THE OFFERING

Common stock offered by us ..............................   34,000 shares
Common stock to be outstanding after this offering ......   41,287 shares
Use of proceeds .........................................   We intend to use the net proceeds
                                                            of this offering to pay off the
                                                            balance of our credit facility
                                                            and for general corporate
                                                            purposes, including funding our
                                                            operations, capital
                                                            expenditures, and working
                                                            capital.

Symbol...................................................   MHMI.OB


      We have sought to raise capital from external sources but our efforts have been unsuccessful. We have, therefore, determined to seek to raise capital from our stockholders. In order to provide an incentive for our stockholders to invest, we are offering shares at a 23% discount from our latest trading price. Any stockholder who does not participate in this offering will sustain substantial dilution in the percentage interest which such stockholder holds in MHM Services, Inc.

      Each stockholder will initially have the right to purchase four shares for each Company share held and the pro rata right to purchase the shares which other stockholders decline to purchase. Michael S. Pinkert, our chief executive officer, has indicated to MHM Services, Inc., his intent to not only purchase the initial 4,348 shares available to him, but an additional 2,760 shares as well. This will require a $511,776 investment from Mr. Pinkert.

      The 41,287 shares of common stock to be outstanding after this offering is based on the 7,287 shares outstanding as of June 30, 2000 and includes 34,000 shares of common stock being offered by us in this offering. The number of shares of common stock that will be outstanding after this offering excludes:
2,198 shares of common stock underlying warrants granted and outstanding as of June 30, 2000 at a weighted average exercise price of $64.10 per share, and 513 shares of common stock underlying options granted and outstanding as of June 30, 2000 under our stock option plans at a weighted average exercise price of $325.19.

                             SUMMARY FINANCIAL DATA

The following summary of consolidated financial data should be read in conjunction with MHM Services' consolidated financial statements and condensed consolidated financial statements and related notes included elsewhere in the prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The consolidated statements of operations data for the years ended September 30, 1999, 1998, and 1997, are derived from the audited consolidated financial statements included elsewhere in this prospectus. Those audited consolidated financial statements contain an explanatory paragraph concerning the uncertainty of our ability to continue as a going concern. The statements of operations data for the years ended September 30, 1996 and 1995, is derived from audited consolidated financial statements not included herein. The 1996 and 1995 audited consolidated financial statements were audited by a predecessor auditor whose report contains an explanatory paragraph concerning the uncertainty of our ability to continue as a going concern. The consolidated statements of operations data for the nine-month periods ended June 30, 2000 and 1999, has not been audited by our independent accountants. Our historical results summarized below are not necessarily indicative of results to be expected for any future period.

                                                              YEAR ENDED SEPTEMBER 30,                   NINE MONTHS ENDED JUNE 30,
                                               (dollars in thousands, except share and per share amounts)        (UNAUDITED)

                                                    1999        1998         1997         1996         1995       2000      1999
                                                 ----------- ----------- ------------- ------------ ---------- ---------- ---------
STATEMENTS OF OPERATIONS
Net Revenues:
   Capitated revenue                           $    16,181      14,430       3,865         3,270       2,667    13,972      11,616
   Net fee-for-service revenue                       2,207      14,864      16,986        31,400      38,442       497       2,636
                                                 ----------- ----------- ------------- ------------ ---------- ---------- ---------


                                                    18,388      29,294      20,851        34,670      41,109    14,469      14,252
                                                 ----------- ----------- ------------- ------------ ---------- ---------- ---------
Costs and expenses:
   Operating                                        15,128      20,040      14,875        25,765      28,918    11,115      11,409
   General and administrative                        4,937       7,539       5,760         9,718      10,085     2,895       4,049
   Provision for bad debts                             898       3,326       3,467         6,320       4,467        68       1,053
   Depreciation and amortization                       252         597         369         1,034       1,603        72         206
   (Gain) Loss on sales of assets (net)               (600)     (2,465)         --         4,440      (3,542)       --        (600)
   Write-down of long-term assets                       --         430         696           461       2,228        --          --
   Other (credits) charges                             (37)         --        (662)         (233)     (1,058)     (201)        481
   Interest expense                                    342         923       1,135         1,387       1,537       111         274
                                                 ----------- ----------- ------------- ------------ ---------- ---------- ---------
                                                    20,920      30,390      25,640        48,892      44,238    14,060      16,872
Income (loss) before income taxes
   and extraordinary item                           (2,532)     (1,096)     (4,789)      (14,222)     (3,129)      409      (2,620)
Income tax (benefit) expense                            39          93          --          (308)        894        48          67
                                                 ----------- ----------- ------------- ------------ ---------- ---------- ---------

Income (loss) before extraordinary item             (2,571)     (1,189)     (4,789)      (13,914)     (4,023)      361      (2,687)
Extraordinary items                                     --       9,185          --          (463)         --        --          --
                                                 ----------- ----------- ------------- ------------ ---------- ---------- ---------
Net income (loss)                              $    (2,571)      7,996      (4,789)      (14,377)     (4,023)      361      (2,687)
                                                 =========== =========== ============= ============ ========== ========== =========

Income (loss) per share:

   Income (loss) before extraordinary item      $  (376.92)    (175.68)    (732.37)    (2,195.68)    (634.84)    49.54     (395.55)
   Extraordinary item                                    -    1,357.12           -        (73.06)          -         -           -
                                                 ----------- ----------- ------------- ------------ ---------- ---------- ---------
   Income (loss) per share - basic              $  (376.92)   1,181.44     (732.37)    (2,268.74)    (634.84)    49.54     (395.55)
                                                 =========== =========== ============= ============ ========== ========== =========
   Income (loss) per share - diluted            $  (376.92)   1,181.44     (732.37)    (2,268.74)    (634.84)    40.25     (395.55)
                                                 =========== =========== ============= ============ ========== ========== =========

Weighted average shares outstanding:
      Basic                                          6,821       6,768       6,539         6,337       6,337     7,287       6,793
                                                 ----------- ----------- ------------- ------------ ---------- ---------- ---------
      Diluted                                        6,821       6,768       6,539         6,337       6,337     8,970       6,793
                                                 =========== =========== ============= ============ ========== ========== =========


                                  RISK FACTORS

An investment in our securities is speculative in nature and involves a high degree of risk. In addition to the other information contained in this prospectus, you should carefully consider the following factors in evaluating us and our business before purchasing the securities offered hereby. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include, without limitation, those discussed below and elsewhere in this prospectus.

OUR AUDITORS HAVE EXPRESSED UNCERTAINTY ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

For each of our 1997, 1998, and 1999 fiscal years, our independent auditors, KPMG LLP, have included in their report an explanatory paragraph relating to our ability to continue as a going concern that states: "The Company has incurred aggregated losses before extraordinary item of $8,549,000 for the three years ended September 30, 1999, has an accumulated deficit of $44,678,000 as of September 30, 1999, has a working capital deficiency of $3,016,000 as of September 30, 1999, and is experiencing difficulty in generating sufficient cash flows to meet its obligations and sustaining its operations, as further discussed in Note 2 to the accompanying consolidated financial statements. Such conditions raise substantial doubt as to the Company's ability to continue as a going concern."

WE MAY NOT HAVE ADEQUATE CASH FUNDS TO MEET OUR OPERATING NEEDS.

We have recently been depending on a promissory note with Bank of America to sustain our cash needs. The note has a revolving feature, which allows us to borrow, repay, and re-borrow up to the maximum aggregate amount. The note is personally guaranteed by our chief executive officer, Michael Pinkert, for $1.3 million and one of our directors, Dr. Jacob Shipon, for $500,000. The maximum amount that may be drawn on the note is $1.8 million from which we have drawn $1.3 million as of June 30, 2000. We intend on paying the outstanding balance on this note with the proceeds of this offering. See "Use of Proceeds." The guaranteeing officer and director have informed us that they are not willing to increase the amounts of their guarantees. As a result, if cash from operations is inadequate to fund the continuation of our business, we must identify other sources of cash in order to continue our operations. We may not be able to raise additional capital when needed or on acceptable terms, which could adversely affect our operating results and prospects.

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS.

Based on our current operating plan, we anticipate that the net proceeds from this offering and cash provided from operations will allow us to meet our cash requirements both for current operations and for reasonable expansion. However, we may require additional funding. In addition, unplanned acquisition and development opportunities and other contingencies may arise which could cause us to require additional capital. We cannot be certain that additional financing will be available on commercially reasonable terms, if at all. If we raise additional capital through the sale of additional equity, including preferred stock or convertible debt securities, the per share value of our outstanding capital stock may be diluted. If we obtain debt financing, we may be required to agree to restrictions on our activities that could impair operations.

THERE CAN BE NO ASSURANCE OF CONTINUED PROFITABILITY AND WE HAVE A LIMITED OPERATING HISTORY.

The quarter ended September 30, 1999, was our first profitable quarter from operations. There can be no assurance that we will be able to maintain this profitability. We commenced our correctional facility mental healthcare operations beginning in February 1997, and therefore we have less than four years of operating history in this business upon which you can judge our performance. For the nine-month period ended June 30, 2000, we have experienced net income of $361,000; however, as a result of historical net losses, we have a deficit in working capital of $1,272,000 and a stockholders' deficit of $2,097,000.

WE MAY BE UNSUCCESSFUL IN EXECUTING OUR PLAN FOR EXPANSION, WHICH COULD ADVERSELY AFFECT THE RESULTS OF OUR OPERATIONS.

Much of the new business we hope to develop is obtained by responding to requests for proposals ("RFPs") issued by the appropriate governmental agency, which is usually a state department of corrections. In submitting a proposal in response to such an RFP, we are competing with other bidders, and there can be no assurance that our proposal will be selected. Procurement through RFPs can be a time-consuming and costly process, and in some cases the standards for selection may not be clear. In addition, in some instances, selection of contractors to provide services to state or local government agencies such as correctional facilities may be subject to political considerations over which we have no control.

IF WE LOSE ONE OF OUR FEW MAJOR CLIENTS, OUR BUSINESS MAY BE ADVERSELY AFFECTED.

During fiscal year 1999, our contracts with the Tennessee and Georgia departments of corrections accounted for approximately 61% of our annual revenues. Contracts with revenues exceeding 10 percent of our consolidated revenues for the year ended September 30, 1999 included 49% from our Georgia Department of Corrections contract, 12% from our contract with the Tennessee Department of Corrections, and 20% from our contract with the Georgia Department of Medical Assistance. Collectively, 81% of our total fiscal year 1999 revenues were derived from these three relationships. For the nine-month period ended June 30, 2000, 80% of our total fiscal year 2000 revenues were derived from these three relationships.

WE HAVE MANY SHORT-TERM AGREEMENTS THAT CAN BE CANCELED WITH LITTLE OR NO PENALTY. IF CLIENTS TERMINATE AGREEMENTS WITH US, OUR RESULTS OF OPERATIONS COULD SUFFER.

The terms of our contracts with our clients provide that clients can cancel the contracts for any reason. Clients may terminate the contract by providing us 30 days notice, or in some cases 90 days notice, of their intent to do so. Concerns about our financial condition could cause these customers to terminate their contracts with us. Loss of any one of our clients could have a significant material effect on our operations and could call into question our ability to continue our business operations.

WE COULD LOSE MONEY BECAUSE WE ARE PAID A CAPITATED FEE UNDER CERTAIN CONTRACTS REGARDLESS OF THE COST OF THE SERVICES WE MUST PROVIDE.

Under most of our correctional facility contracts, we are paid a capitated amount for each inmate eligible for the mental health services we provide, regardless of whether the inmate uses our services, requires basic services, or requires protracted and expensive treatment. Accordingly, if more inmates require mental health services than we previously anticipated, or if the services required are more extensive or expensive than estimated, our costs may exceed our revenue. It has been observed that the availability of services we provide often increases the demand for those services, thus exposing us to the potential of increased utilization. Inmates are entitled to the same level of care as the community in general, and the necessity and degree of treatment must be determined by health care professionals in the exercise of their best professional judgment. Accordingly, we are limited in the control we can maintain over the cost of services. In addition, a large component of the cost of mental health care consists of the cost of psychotropic medications. Although our contracts require us to provide these medications within our capitated fee arrangement, we have little or no control over the amount and cost of the drugs that are prescribed. If utilization of mental health services were to increase significantly, or if the amount or cost of psychotropic medications were to escalate substantially, there could be a material adverse effect on our operating results.

WE MAY NOT BE ABLE TO HIRE AND RETAIN HIGHLY SKILLED PROFESSIONALS, WHICH WOULD ADVERSELY AFFECT OUR BUSINESS.

All of the mental health services provided under our correctional facility contracts are delivered by licensed clinicians. To succeed, we must hire and retain licensed clinicians to work at the correctional facilities covered by our contracts. We may not be able to hire enough professionals or to retain and manage the professionals we are able to hire. This could hinder our ability to satisfy our contractual requirements and compete effectively in the market place.

WE MAY BE SUBJECT TO LIABILITIES ARISING FROM OUR PRIOR AREAS OF BUSINESS, WHICH COULD CAUSE OUR OPERATIONS TO SUFFER.

Each of the psychiatric hospitals which we previously operated were required to submit a cost report at the end of each fiscal year to support the reimbursement the hospital had been paid under the Medicare Program. In the event the Medicare Program disallows costs listed on that report, refunds could be required of some of the reimbursement paid during the year covered by the cost report. The Medicare Program has finalized its review on all the facilities' cost reports with the exception of the 1997 and 1998 cost reports for Mountain Crest Hospital. With the exception of these cost reports, we are exposed to any post settlement reviews of previously audited cost reports through September 30, 2001. Although we do not anticipate any substantial disallowances of the costs included in any of these cost reports, if significant refunds of reimbursement were required, there could be a material adverse affect on our financial condition.

Refunds also may be required with respect to our prior business related to the delivery of mental health services on site to nursing home patients. This line of business was operated by MHM Extended Care Services, Inc. ("ECS"), one of our wholly owned subsidiaries. ECS has been notified on behalf of the Massachusetts Medicaid Program that refunds of Medicaid reimbursement previously paid to ECS for services rendered in 1997 are being sought in the amount of $1,101,157. Services to nursing home patients in California and Tennessee were delivered by independently owned professional corporations, which ECS managed. The California professional corporation has received notice that refunds totaling $1.7 million are being sought related to Medicare payments made for services provided to nursing home patients in that state during 1994 through 1996. In Tennessee, refunds of Medicare payments have been requested from the Tennessee professional corporation of $528,000 as a result of a post payment audit of claims paid in 1998. In each of these cases, the professional corporations have claimed that ECS is responsible for indemnifying the professional corporations and their owners for any liability for these refunds. We do not believe we have any liability for these matters. In any event, because ECS no longer engages in any active business, it is in the process of being dissolved under Delaware dissolution procedures. It is anticipated that any such liabilities will be resolved as part of the corporate dissolution proceedings without any material impact on our current operations. However, it is possible that ECS or MHM Services, Inc. could be held liable for some or all of these claims. Any such assessment of liability could have a material adverse effect on our financial condition.

In addition, a lawsuit is pending against our subsidiary corporation ("MHM of Colorado, Inc") which owned and operated Mountain Crest Hospital, our inpatient psychiatric hospital in Fort Collins, Colorado. (Foianini v. Mt. Crest Behavioral Health Care System, et al., Civ. Action No.99CV - 218B (U.S. Dist. Ct., Wyo.)). The lawsuit was brought by the family of a 19-year-old boy who committed suicide within days after being discharged from the hospital. The claim is covered by insurance, up to a maximum limit of $1,000,000. However, if the plaintiffs were to obtain a judgment significantly in excess of the policy limits, and were able to enforce such a judgment against the parent corporation, there could be a material adverse effect on our financial situation.

THE LOSS OF CERTAIN KEY OFFICERS COULD ADVERSELY AFFECT OUR BUSINESS.

The success of our business depends heavily upon the active participation of our executive officers, particularly our chairman and chief executive officer, Michael S. Pinkert; our president and chief operating officer, Steven H. Wheeler; and our vice president for the southwest region, Robert W. May. We do not have employment contracts with any of these individuals. As a result, these officers may terminate their employment with us at any time and without penalty. The loss of the services of any of these officers could have a material adverse effect on our business.

IF WE FACE EXCESSIVE MEDICAL MALPRACTICE CLAIMS, OUR BUSINESS MAY SUFFER.

Although licensed clinicians in the independent exercise of their professional judgment deliver the actual provision of the mental health care services, which we provide, we could nevertheless also be accused of medical negligence. We have obtained an insurance policy that provides medical malpractice insurance, which is a claims-made policy with a prepaid five-year, extended reporting period included. However, a successful claim against us in excess of our insurance coverage could have a material adverse effect upon our business. In addition, we frequently are named as a party in lawsuits brought by inmates complaining of the conditions of their incarceration, alleged violations of their constitutional rights, and the healthcare services they receive. If we experience more of these claims than we expect, we could suffer increased defense costs and our operations may be adversely affected.

IF ANY OF OUR HEALTH CARE PROVIDERS VIOLATE FEDERAL OR STATE LAWS, OUR BUSINESS MAY SUFFER.

Federal and state laws extensively regulate the relationships among providers of health care services and various aspects of their operations. These laws include federal fraud and abuse provisions which if violated by any of our health care providers could put us at risk of severe criminal and monetary penalties. Any criminal or civil penalties imposed upon us could damage our reputation causing clients to cancel their contracts or potential clients to refuse to do business with us.

WE HAVE NO ASSURANCE OF A CONTINUED PUBLIC MARKET FOR OUR STOCK.

Our stock previously had been listed on the American Stock Exchange, but was delisted in 1998. Our shares presently are traded on the over-the-counter bulletin board under the symbol MHMI.OB. Maintenance of active trading in our stock requires the continuing interest of brokers who act as "market makers" for our shares. There can be no assurance that such market makers will continue to trade in our stock or that sufficient buyers will be available to create market demand for our stock.

OUR COMMON STOCK IS NOT ACTIVELY TRADED AND WE MAY CEASE TO BE A SEC REPORTING COMPANY IN THE FUTURE, WHICH MAY HAVE AN ADVERSE EFFECT ON THE VALUE AND LIQUIDITY OF THE SHARES BEING OFFERED UNDER THIS PROSPECTUS.

After our 500 to 1 reverse stock split in March 2000, the number of outstanding shares of our common stock was reduced from 3,788,225 to 7,287, and the number of beneficial holders of our common stock was reduced from approximately 3,000 to 250. As of June 30, 2000, there had been no trades executed since the reverse stock split. The reduced number of shares outstanding and the fewer number of beneficial holders may serve to restrict an effective market from ever developing for our common stock and depress its value. Because of the decrease in the number of outstanding stockholders and the expenses associated with complying with the filing requirements of the Securities Exchange Act of 1934, we may choose not to continue being a SEC reporting company. If we decide to stop filing reports with the SEC, our common stock will no longer be eligible for listing on the OTC Bulletin Board, although it could still be traded through the "pink sheets." This could further reduce the liquidity of our shares and further decrease the value of our shares.

WE MAY NOT COMPETE SUCCESSFULLY WITH OUR COMPETITORS, WHICH COULD RESULT IN REDUCED REVENUES.

Some of our competitors for the delivery of mental health services are larger general healthcare firms with greater financial resources and stronger financial results than ours. In selecting providers for mental health services, correctional systems typically require assurance of the financial strength of potential providers. In addition, some of our competitors provide a full range of healthcare services, including physical medicine. Although we believe our specialization in mental health is an advantage, some correctional systems may prefer to deal with a single provider for all healthcare services. In addition, competitors who already are providing healthcare services to a given correctional system may have an advantage in retaining that business or expanding into the mental health field. There can be no assurance that we can compete successfully with these competitors for new business.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. The outcome of the events described in these forward-looking statements is subject to certain risks. Actual results could differ materially. The "Risk Factors" section and those sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Business" as well as other sections in this prospectus discusses some of the factors that could contribute to these differences.

                              PLAN OF DISTRIBUTION

      We will initially offer the right to purchase the shares covered by this prospectus to our existing stockholders. In no event will these rights be transferable. Each existing stockholder, as of the date of this prospectus, will be allotted the right to purchase four shares for each share that they hold in MHM Services, Inc. In addition, each of our stockholders will have the opportunity to purchase additional shares from the shares allotted to other stockholders who have either chosen not to purchase any shares or to purchase less than the total number of shares initially allotted to them. Each of our stockholders shall have the opportunity to indicate the maximum number of shares they desire to purchase on the subscription form that accompanies this prospectus. This subscription form must be returned to us and in our possession no later than 45 days from the date of this prospectus. We then will determine the additional shares available for purchase from the initial allotments. We then will allocate these shares pro rata among the stockholders who have indicated their intent to purchase additional shares based upon the maximum number of shares each of these stockholders have indicated in their subscription forms that they desire to purchase. Thereafter, we will notify each stockholder by mail of the total number of shares that they have purchased. Payment for the shares will be due within ten business days from the date of our notification letter.

      This plan of distribution coupled with the discounted price at which shares are being offered has been developed to provide an incentive to our stockholders to invest. This discount is equal to approximately a 23% reduction from the latest trade price, which is equivalent to a post-reverse split price of $93.75 per share. If a stockholder determines not to invest and all or substantially all of the shares offered in this offering are sold, the stockholder's interest in MHM Services, Inc. will be substantially diluted. Michael S. Pinkert, our chief executive officer, who, at a minimum, shall have the right to purchase 4,348 shares, has indicated his intent to purchase an additional 2,760 shares or a total of 7.108 shares, which equals an investment of $511,776. Therefore, Mr. Pinkert is prepared to purchase approximately 20% of the shares being offered. Assuming all shares offered are sold, if a stockholder does not participate in this offering, the stockholder's percentage interest in MHM Services, Inc. will be reduced by 80%.

      If our stockholders do not purchase all the shares offered under this prospectus, we reserve the right to offer the shares not purchased to outside investors at the same price being offered to existing stockholders. We have identified various potential investors that have previously expressed an interest in making an investment in our capital stock. Following the 45-day period for the return of the subscription form, if shares remain, we will commence contacting these other investors and offer them the opportunity to participate in this offering.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

COMMON STOCK

      We are currently authorized to issue up to 15,000,000 shares of common stock, par value $0.01. As of June 30, 2000, there were 7,287 shares issued and outstanding. There are approximately 250 holders of record of our common stock.

      The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the common stock entitled to vote in any election of directors may elect all of the directors standing for election. The holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors from time to time out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share in all of our assets that are legally available for distribution, after payment of all debts and other liabilities. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares of our common stock offered hereby will be, when issued, fully paid and nonassessable.

                    MARKET FOR COMMON EQUITY, DIVIDEND POLICY
                         AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

      Our shares of common stock are currently quoted on the OTC Bulletin Board under the symbol "MHMI.OB." In March 2000, our Board of Directors approved a plan to declare a 500 to 1 reverse stock split of all issued and outstanding shares. The record date for the reverse stock split was March 21, 2000. We purchased all fractional shares resulting from this transaction based on a pre-split fair market value of $.45 per share. This value was determined through a third-party valuation we secured. This reverse stock split resulted in a reduction in the number of stockholders from approximately 3,000 as of March 21, 2000, to approximately 250 as of June 30, 2000. All share and per share amounts in the accompanying consolidated financial statements and condensed consolidated financial statements have been retroactively restated to reflect this 500 to 1 reverse stock split. Prior to the reverse stock split, our shares of common stock were quoted on the OTC Bulletin Board under the symbol "MHMM". As of June 30, 2000, 15,000,000 shares of common stock are authorized and 7,287 shares are issued and outstanding. No sales of our common stock have occurred since the stock split. Therefore, the following table sets forth, for the periods indicated, the high and low sales prices of our common stock, under the symbol "MHMM", as listed on the American Stock Exchange ("AMEX") through June 16, 1998, and the Over-the-Counter Bulletin Board ("OTCBB") thereafter:

                                                 HIGH      LOW
                                                ------    -----
                Nine month ended June 30,
                2000:
                     First Quarter              $ .625   $ .375
                     Second Quarter               .469     .188
                     Third Quarter*               .313     .188

                Year ended September 30,
                1999:
                     First Quarter              $1.156   $ .563
                     Second Quarter               .781     .500
                     Third Quarter                .750     .438
                     Fourth Quarter               .719     .438

                Year ended September 30,
                1998:
                     First Quarter              $1.937   $ .375
                     Second Quarter               .937     .312
                     Third Quarter                .937     .500
                     Fourth Quarter              1.750     .438

* The price for the trades occurring during the third quarter of fiscal year 2000 do not take into account the 500 to 1 reverse stock split effected on March 21, 2000.

      Market quotations for our shares of common stock reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions. On June 30, 2000, the last reported sales price of the shares of common stock on the OTC Bulletin Board was $.1875 per share under the symbol of "MHMM".

HOLDERS

      As of June 30, 2000, there were approximately 250 record holders of the common shares. Such number of record holders was determined from our stockholder records.

DIVIDEND POLICY

      We do not anticipate paying any dividends on any of our common stock in the foreseeable future. We currently intend to retain all of our earnings, if any, for use in our business. We may also incur debt in the future, which may prohibit or restrict the payment of dividends.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We executed a promissory note with Bank of America that has a $1.8 million maximum borrowing capacity. This note provides for a variable rate of interest based on the Eurodollar rate plus 2.6% and may expose us to interest rate risk resulting from changes in the Eurodollar rate. At June 30, 2000, we had $1.3 million outstanding on the note.

                                 USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the 34,000 shares of common stock we are offering will be approximately $2,358,000 based upon an assumed offering price of $72.00 per share, after deducting the estimated offering expenses.

      We intend to use the net proceeds of this offering to first pay the outstanding balance on our note with Bank of America. As of August 15, 2000, the outstanding balance on the Bank of America note is $1.3 million. We intend to use the remainder of any proceeds from this offering for general corporate purposes, including funding our operations, capital expenditures, and working capital.

      The foregoing represents our intentions based upon our present plans and business conditions. The occurrence of unforeseen events or changed business conditions, however, could result in our applying the proceeds of this offering in a manner other than as described in this prospectus.

                                    DILUTION

      Our net tangible book value as of June 30, 2000 was $(2,097,000), or $(287.77) per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding at that date.

      After giving effect to the sale of 34,000 shares of common stock being offered hereby at an offering price of $72.00 per share, and after deducting estimated offering expenses, the pro forma net tangible book value at June 30, 2000 would have been $261,000 or $6.32 per share. This represents an immediate increase in pro forma net tangible book value per share of $294.09 to existing stockholders and an immediate dilution of $65.68 per share to investors. The following table illustrates this per share dilution.

      Offering price per share..................................................................       $72.00
          Net tangible book value per share at June 30, 2000............................$(287.77)
          Increase per share attributable to new investors................................294.09
      Pro forma net tangible book value per share after this offering...........................       $ 6.32
                                                                                                       ------
      Dilution per share to new investors.......................................................       $65.68
                                                                                                       ======

                                 CAPITALIZATION

      The following table sets forth MHM Services' capitalization as of June 30, 2000:

-     On an actual basis; and
- On a pro forma as adjusted basis to give effect to the sale of 34,000 shares of our common stock at an offering price of $72.00 per share (after deducting the estimated offering expenses and eliminating our outstanding long-term debt by using the proceeds from this offer.) See "Use of Proceeds."

                                                                                                                   Pro forma
                                                                                               Actual             As Adjusted
                                                                                          ------------------   ------------------
(In thousands, except share and per share amounts)

Current portion of long term debt, including current maturies of capital leases                          71                   71

Long-term debt, less current maturities, including capital leases                                     1,300                    -

Stockholders' deficit:
     Common stock, $.01. par value, 15,000,000 shares authorized, actual and proforma as adjusted; 7,287 shares issued and outstanding,
     acutal; 41,287 shares issued and outstanding, as adjusted                                            -                    -

     Peferred stock, $.01 par value, 5,000,000 shares authorized, actual
     and proforma as adjusted; no shares issued and outstanding,                                         -                    -
     actual and proforma as adjusted

     Additional paid in-capital                                                                      42,220               44,578

     Accumulated deficit                                                                           (44,317)             (44,317)
                                                                                          ------------------   ------------------
              Total stockholders' (deficit) equity                                                  (2,097)                  261

     Total capitalization                                                                             (726)                  332
                                                                                          ==================   ==================

---------
The outstanding number of shares of common stock after the offering is based on the number of shares outstanding as of June 30, 2000 and excludes:
   - 2,198 shares issuable on the exercise of stock options outstanding as of June 30, 2000 at a weighted average exercise price of $64.10 per share,
   - 513 shares issuable upon exercise of warrants outstanding as of June 30, 2000 at a weighted average exercise price of $325.19 per share,

This table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and condensed consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

                       SELECTED CONSOLIDATED FINANCIAL DATA
                 (dollars in thousands, except per share amounts)


      The following selected consolidated financial data should be read in conjunction with MHM Services' consolidated financial statements and condensed consolidated financial statements and related notes included elsewhere in the prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The consolidated statements of operations data for the years ended September 30, 1999, 1998, and 1997, and the consolidated balance sheet data as of September 30, 1999 and 1998, are derived from the audited consolidated financial statements included elsewhere in this prospectus. These audited consolidated financial statements contain an explanatory paragraph concerning the uncertainty of our ability to continue as a going concern. The statements of operations data for the years ended September 30, 1996 and 1995, and the balance sheet data as of September 30, 1997, 1996, and 1995, is derived from audited consolidated financial statements not included herein. The 1996 and 1995 audited consolidated financial statements were audited by a predecessor auditor whose report contains an explanatory paragraph concerning the uncertainty of our ability to continue as a going concern. The consolidated balance sheet data and consolidated statements of operations data as of June 30, 2000 and 1999, and for the nine-month periods then ended, has not been audited by our independent accountants. Our historical results summarized below are not necessarily indicative of results to be expected for any future period.

                                                                                       YEAR ENDED SEPTEMBER 30,
Consolidated Statements of Operations Data:                          (dollars in thousands, except share and per share amounts)

                                                                    1999          1998         1997           1996         1995 (1)
                                                                 ---------------------------------------------------------------
Net Revenues:
  Capitated revenue                                              $ 16,181        14,430        3,865          3,270        2,667
  Net fee-for-service revenue                                       2,207        14,864       16,986         31,400       38,442
                                                                 --------     ---------     --------     ----------     --------
                                                                   18,388        29,294       20,851         34,670       41,109
                                                                 ---------------------------------------------------------------
Costs and expenses:
  Operating                                                        15,128        20,040       14,875         25,765       28,918
  General and administrative                                        4,937         7,539        5,760          9,718       10,085
  Provision for bad debts                                             898         3,326        3,467          6,320        4,467
  Depreciation and amortization                                       252           597          369          1,034        1,603
  (Gain) loss on sale of freestanding facilities (note 2)              --        (2,465)          --          4,440           --
  Gain on sale of repossessed property (note 2)                      (299)           --           --             --           --
  Writedown of long-term assets (note 3)                               --           430          696            461        2,228
  Gain on sale of extended care division assets (note 4)             (301)           --           --             --           --
  Other (credits) charges:
    Equity in earnings of Joint Venture (note 1)                       --            --           --             --         (835)
    Gain on sale of Joint Venture (note 1)                             --            --           --             --       (3,542)
    Interest expense -- MEDIQ                                          --           757        1,042          1,097        1,171
    Interest expense -- other                                         342           166           93            290          366
    Other income, net (note 5)                                        (37)           --         (662)          (233)        (223)
                                                                 ---------------------------------------------------------------
                                                                   20,920        30,390       25,640         48,892       44,238
                                                                 ---------------------------------------------------------------

Income (loss) before income taxes and extraordinary item           (2,532)       (1,096)      (4,789)       (14,222)      (3,129)
Income tax (benefit) expense                                           39            93           --           (308)         894
                                                                 ---------------------------------------------------------------
Income (loss) before extraordinary item                            (2,571)       (1,189)      (4,789)       (13,914)      (4,023)
Extraordinary item -- gain (loss) on early extinguishment
  of debt (note 6)                                                     --         9,185           --           (463)          --
                                                                 ---------------------------------------------------------------
Net income (loss)                                                $ (2,571)        7,996       (4,789)       (14,377)      (4,023)
                                                                 ===============================================================

Income (loss) per share-basic and diluted
  Income (loss) before extraordinary item                        $(376.92)      (175.68)     (732.37)     (2,195.68)     (634.84)
  Extraordinary item                                                   --      1,357.12           --         (73.06)          --
                                                                 ---------------------------------------------------------------
      Income (loss) per share - basic (note 7)                   $(376.92)     1,181.44      (732.37)     (2,268.74)     (634.84)
                                                                 ===============================================================
      Income (loss ) per share - diluted (note 7)                $(376.92)     1,181.44      (732.37)     (2,268.74)     (634.84)
                                                                 ===============================================================

Weighted average shares outstanding:
      basic (note 7)                                                6,821         6,768        6,539          6,337        6,337
                                                                 ---------------------------------------------------------------
      diluted (note 7)                                              6,821         6,768        6,539          6,337        6,337
                                                                 ===============================================================

BALANCE SHEET DATA (IN THOUSANDS)

Working capitial - (deficiency)                                  $ (3,016)    $  (2,011)    $(11,245)    $    2,566     $  5,923
Total assets                                                        2,282         7,699       11,414         15,669       30,283
Long term debt, less current maturities                                 5           176        1,456            257        2,422
Due to MEDIQ, less current maturities (note 8)                         --            --           --          9,967       10,733
Stockholders' (deficit) equity                                     (2,453)         (134)      (8,270)        (3,582)      10,795



                                                               NINE MONTHS ENDED JUNE 30,
                                                                (dollars in thousands,
Consolidated Statements of Operations Data:               except share and per share amounts)

                                                                  2000          1999
                                                                -------       --------
Net Revenues:
  Capitated revenue                                              13,972         11,616
  Net fee-for-service revenue                                       497          2,636
                                                                -------       --------
                                                                 14,469         14,252
                                                                -------       --------
Costs and expenses:
  Operating                                                      11,115         11,409
  General and administrative                                      2,895          4,049
  Provision for bad debts                                            68          1,053
  Depreciation and amortization                                      72            206
  (Gain) loss on sale of freestanding facilities (note 2)            --             --
  Gain on sale of repossessed property (note 2)                      --           (299)
  Writedown of long-term assets (note 3)                             --             --
  Gain on sale of extended care division assets (note 4)             --           (301)
  Other (credits) charges:
    Equity in earnings of Joint Venture (note 1)                     --             --
    Gain on sale of Joint Venture (note 1)                           --             --
    Interest expense -- MEDIQ                                        --             --
    Interest expense -- other                                       111            274
    Other income, net (note 5)                                     (201)           481
                                                                -------       --------
                                                                 14,060         16,872
                                                                -------       --------

Income (loss) before income taxes and extraordinary item            409         (2,620)
Income tax (benefit) expense                                         48             67
                                                                -------       --------
Income (loss) before extraordinary item                             361         (2,687)
Extraordinary item -- gain (loss) on early extinguishment
  of debt (note 6)                                                   --             --
                                                                -------       --------
Net income (loss)                                                   361         (2,687)
                                                                =======       ========

Income (loss) per share-basic and diluted
  Income (loss) before extraordinary item                         49.54        (395.55)
  Extraordinary item                                                 --             --
                                                                -------       --------
      Income (loss) per share - basic (note 7)                    49.54        (395.55)
                                                                =======       ========
      Income (loss ) per share - diluted (note 7)                 40.25        (395.55)
                                                                =======       ========

Weighted average shares outstanding:
      basic (note 7)                                              7,287          6,793
                                                                -------       --------
      diluted (note 7)                                            8,970          6,793
                                                                =======       ========

BALANCE SHEET DATA (IN THOUSANDS)

Working capitial - (deficiency)                                 $(1,272)      $ (3,563)
Total assets                                                      2,328          2,371
Long term debt, less current maturities                           1,300              9
Due to MEDIQ, less current maturities (note 8)                       --             --
Stockholders' (deficit) equity                                   (2,097)        (2,694)

Notes to Selected Consolidated Financial Data:

(1) Effective August 1, 1994, we formed a joint venture ("Joint Venture") to combine our contract management business with that of Horizon Mental Health Services, Inc. ("Horizon"). The Joint Venture, which was owned 27.5% by us and 72.5% by Horizon, managed both companies' hospital behavioral health care contracts. The operating results of the contract management business were included in our results of operations through the commencement of the Joint Venture on August 1, 1994. On March 20, 1995, Horizon completed its initial public offering and, in accordance with the terms of the Joint Venture Agreement, acquired our interest in the Joint Venture for approximately $9,600,000 (net of related expenses). The sale resulted in a pre-tax gain of $3,542,000 (approximately $500,000 net of taxes).

(2) We completed the sale of six of our seven freestanding behavioral health facilities in 1996 and recorded a loss of $4,440,000 consisting primarily of the write off of intangibles related to the facilities of $3,184,000, loss on the sale of certain property, plant, and equipment aggregating $319,000, transaction expenses of $568,000, severance expenses of $349,000, and other expenses of $680,000, offset by estimated Medicare depreciation recapture income of approximately $660,000. In April 1998, we sold our last inpatient psychiatric hospital operation and reported a gain on sale of $2,465,000. In March 1999, we sold a hospital property that we reacquired in September 1998, and a gain of $299,000 on the sale of repossessed property.

(3) In the fourth quarter of 1995, we determined that the recoverability of certain of the assets, including property, plant and equipment and goodwill, related to one of our freestanding facilities, were impaired, other than temporarily. Accordingly, the carrying value of such assets was reduced to estimated fair value, resulting in a charge of $2,228,000. In the fourth quarter of 1996, we wrote off the assets related to the discontinued operations of Supportive Counseling Care ("SCC") including property, plant and equipment and goodwill resulting in a charge of $461,000. In the fourth quarter of 1997, we decided to dispose of the Florida and North Carolina operations of our Extended Care Services subsidiary and close our Atlanta, Georgia billing office. In connection with these decisions, we determined that goodwill relating to the acquisition of HCI was partially impaired and was written down to an estimated value resulting in a charge of $696,000. In the fourth quarter of 1998, we decided to dispose of certain assets and contractual rights of our Extended Care Services subsidiary. In connection with this decision, we determined that goodwill and other intangibles related to the prior acquisition of HCI and Apogee operations by Extended Care Services were permanently impaired and were written down to an estimated value resulting in a charge of $430,000.

(4) In the first quarter of 1999, we sold certain assets of our Extended Care Services subsidiary, which resulted in a gain of $301,000.

(5) In May 1997, the Supreme Court of Delaware upheld a lower court award of $459,000 we were due from Horizon relating to our rights to receive certain cash flows as part of the sale of our interest in the joint venture to Horizon resulting in additional income in fiscal 1997. In September 1999, we completed negotiations with ICH Services, LLC (ICH) regarding certain additional consideration payable to ICH as a result of our acquisition of certain assets from ICH in November 1993. Based on the final settlement we paid less consideration than we had projected. As a final settlement, we paid additional consideration of 500 shares of our common stock to ICH.
    The common stock was issued in September 1999 at its fair value of approximately $109,000. The gain from the settlement was applied to the remaining balance of goodwill recorded as of September 30, 1999 from the initial purchase of the assets. The net gain of $17,000 is reported as other income in fiscal year 1999.

(6) In 1996, we recorded an extraordinary loss in the amount of $463,000 consisting primarily of costs related to the early retirement of a portion of our long-term debt and the write-off of associated loan acquisition costs. In July 1998, we settled a judgment in the amount of $11,800,000 for $3,000,000 in cash that was brought against us by our former parent MEDIQ. As a result of this transaction, the Company recorded a gain on early extinguishment of debt of $9,185,000.

(7) In 2000, our Board of Directors approved a plan to declare a 500 to 1 reverse stock split of all issued and outstanding shares. The record date for the reverse stock split was March 21, 2000. We purchased all fractional shares resulting from this transaction based on a pre-stock split fair market value of $.45 per share. This value was determined through a third party valuation that we secured. We paid approximately $66,000 for the purchase of fractional shares. All share and per share amounts in the condensed consolidated financial statements have been retroactively restated to effect this 500 to 1 reverse stock split. As of June 30, 2000, 15,000,000 shares of common stock are authorized and 7,287 shares are issued and outstanding.

(8) The Company's long-term debt obligations to MEDIQ were reclassified as a current liability in 1997. The MEDIQ obligation was settled in July 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the condensed consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors including, but not limited to, those discussed under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

      Historically, we have provided on-site behavioral health services through our subsidiaries MHM Correctional Services, Inc. ("MHM Correctional Services") and MHM Extended Care Services, Inc. ("MHM Extended Care Services"). We have also provided inpatient psychiatric services through our hospital division and our subsidiary, MHM of Colorado, Inc. We have made significant changes in our operations over the past several years, including the divestiture of all of our seven freestanding behavioral healthcare facilities.

      We formed MHM Correctional Services in 1997 and in the fourth quarter of 1997 that entity secured contracts with the Tennessee and Georgia departments of correction to provide behavioral health services on a capitated basis to the inmates of those states' correctional facilities. In the second quarter of 1999, MHM Correctional Services was awarded a contract to provide similar services to the Broward County, Florida correctional systems as a subcontractor to Prison Health System who provides general healthcare services to the Broward facility. During fiscal year 1998, we made a determination to focus our strategic growth efforts on MHM Correctional Services. As a result, we sold most of the operations of MHM Extended Care Services, which had been operating unprofitably, by the first quarter of fiscal year 1999.

      MHM Extended Care Services had been providing mental health services to Medicaid residents in nursing homes throughout the State of Georgia under a contract with the Georgia Department of Medical Assistance that expired on June 30, 1997. Because MHM Extended Care Services did not have sufficient resources and because of our decision to discontinue its operations, MHM Extended Care Services did not seek to effect a renewal of the contract. Since we were aware of the opportunity, however, and because MHM Correctional Services was already operating in Georgia under its contract with the Georgia Department of Corrections, MHM Correctional Services sought to procure a contract with the Georgia Department of Medical Assistance. In May 1999, through a competitive bid process, MHM Correctional Services was awarded a one-year contract beginning July 1, 1999 with three successive options to renew this contract for additional terms of up to one year each. This contract was renewed July 1, 2000 for another year. Between July 1, 1997 and the time the contract was awarded to MHM Correctional Services, MHM Extended Care Services continued to provide services for the Georgia Department of Medical Assistance.

      In July 1999, MHM Correctional Services was awarded a one-year contract to provide professional clinical staffing to the State of Georgia's Department of Juvenile Justice on a fee-for-service basis. In February 2000, MHM Correctional Services was also awarded a three-year contract to provide medical and mental health services, and professional clinical staffing to Career Systems Development Corporation at the Florida Department of Juvenile Justice's Marion Youth Development Center located in Ocala, Florida. This contract was awarded on a fee-for-service basis. In July 2000, we were awarded a subcontract to provide mental health staffing for the Harrison County Jail in Mississippi, a second professional clinical staffing contract with Career Systems Development Corporation at the Florida Department of Juvenile Justice's Marion Youth Detention Center, and a clinical staffing contract with the Florida Department of Juvenile Justice's St. John Juvenile Detention Center.

      Consistent with our strategy of focusing on the correctional services market, we sold two freestanding facilities, Mountain Crest, an inpatient psychiatric facility, in the third quarter of 1998, and Oakview, an inpatient substance abuse facility, (which we initially sold in 1996 and later reacquired by foreclosure), in March 1999. With the sale of the Mountain Crest and Oakview facilities, we no longer own or operate any inpatient facilities.

RESULTS OF OPERATIONS

      For the nine-month period ended June 30, 2000, we are reporting income before income taxes of $409,000. With the sale of the unprofitable operations of Extended Care Services, which occurred in December 1998, beginning with the quarter ended September 30, 1999, we have reported four consecutive quarters of income from operations. We expect our future operations will be profitable but we recognize the level of profits may be insufficient to cover all of our general and administrative expenses, or if sufficient, will not provide necessary cash flow from operations in the short term to enable us to meet any unanticipated expenditures or provide us with the level of capital we need to grow our business. We recognize to eliminate our current working capital deficit; we need to secure additional working capital. Therefore, in addition to pursuing new correctional services contracts, we are planning to raise approximately $2,358,000, net of expenses, in investment capital through this offering. No assurance can be provided that we will be successful in securing additional contracts or obtaining additional working capital. The report of our independent auditors on our audited consolidated financial statements for the fiscal year ended September 30, 1999, includes an explanatory paragraph which states that our current financial condition raises substantial doubt as to our ability to continue as a going concern.

   NINE MONTHS ENDED JUNE 30, 2000 COMPARED TO NINE MONTHS ENDED JUNE 30, 1999

      Our net revenues for the nine-month period ended June 30, 2000 were $14,469,000, an increase of 2% as compared to $14,252,000 for the nine-month period ended June 30, 1999. We attribute this increase in revenues to the signing of several new contracts by Correctional Services. For the nine-month period ended June 30, 2000, Correctional Services revenues were $14,469,000, or a 23% increase over revenues of $11,759,000 for the nine-month period ended June 30, 1999. Extended Care Services for which the majority of the assets were sold in December 1998, reported revenues of $2,493,000 for the nine-month period ended June 30, 1999.

      Our operating expenses for the nine-month period ended June 30, 2000 were $11,115,000, or 77% of net revenues, as compared to $11,409,000, or 80% of net revenues for the nine-month period ended June 30, 1999. Operating expenses for Extended Care Services, sold during fiscal year 1999, were $1,870,000 in the nine-month period ended June 30, 1999. When these expenses are excluded, operating expenses directly related to Correctional Services' operation increased by 16% over prior year. Again, we attribute this increase in operating expenses to new contracts acquired by Correctional Services since the third quarter of fiscal year 1999.

      Our general and administrative expenses for the nine-month period ended June 30, 2000 were $2,895,000, or 20% of net revenues as compared to $4,049,000, or 28% of net revenues for the nine-month period ended June 30, 1999. General and administrative expenses related to the wind down of divested operations were $45,000 for the nine-month period ended June 30, 2000 as compared to $1,455,000 for the nine-month period ended June 30, 1999. Correctional Services had general and administrative expenses of $1,028,000 for the nine-month period ended June 30, 2000 as compared to $744,000 for the nine-month period ended June 30, 1999. Correctional Services has increased its administrative staff to support the new contracts obtained in 1999 and 2000. Corporate general and administrative expenses were $1,822,000 for the nine-month period ended June 30, 2000 as compared to $1,850,000 for the nine-month period ended June 30, 1999 which reflect cost savings from changes in our operations.

      The provision for bad debts for the nine-month period ended June 30, 2000 decreased to $68,000 as compared to $1,053,000 for nine-month period ended June 30, 1999. With the divestiture of the last psychiatric hospital in the third quarter of fiscal year 1998, Mountain Crest, and the sale of certain operating units of Extended Care Services during the first quarter of 1999, we have changed the composition of our revenues from a fee-for-service basis, which required substantial bad debt reserves, to a capitated revenue basis, which has fewer collectibility uncertainties. Our 1999 bad debt provision related primarily to the estimated net realizable value of receivables generated by Extended Care Services. The decrease in our bad debt provision in 2000 reflects an overall reduction in accounts receivable remaining after the sale of substantially all Extended Care Services assets.

      Depreciation and amortization expenses were $72,000 for the nine-month period ended June 30, 2000 as compared to $206,000 for the nine-month period ended June 30, 1999. The decrease is attributed to a reduction in depreciable fixed assets as a result of the sale of certain operating units of Extended Care Services.

      Interest expense for the nine-month period ended June 30, 2000 was $111,000 as compared to $274,000 for the nine-month period ended June 30, 1999. Interest expense as of June 30, 1999 was primarily from our line of credit of $500,000 and short-term loan in the amount of $2,000,000 that was paid in full at June 30, 1999. The interest on the $2,000,000 short-term loan was higher than the interest rate on the debt outstanding during 2000.

      In December 1998, we divested all but one of our remaining Extended Care Services operating units from which we recognized a gain on sale of $301,000. Also, on March 8, 1999, we sold a hospital property that had previously been acquired in a foreclosure. The transaction resulted in recording a gain on sale of $299,000.

      We recognized other income of $201,000 in the nine-month period ended June 30, 2000. The sources of our other income were $89,000 for the settlement of prior year cost reports from a hospital that had been sold, $78,000 from the collections of accounts receivable previously reserved as uncollectible as a result of the sale of our Extended Care Services operating units and Hospital division, $20,000 from interest income on invested cash balances, $8,000 from the sales of other assets, and $6,000 in other miscellaneous credits. We recognized other expense of $481,000 in the nine-month period ended June 30, 1999. The other expense included an expense of $528,000 from the settlement of prior year cost reports from a hospital that had been sold which was offset by $47,000 in other credits. Included in other credits was interest income on invested cash balances of $28,000 and other credits of $20,000 that we received as a fee to extend a note receivable obtained through the sale of our extended care operations.

      As a result of the foregoing, we are reporting a net income of $361,000 for the nine-month period ended June 30, 2000, compared to a net loss of $2,687,000 for the nine-month period ended June 30, 1999.

   FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998

      Net revenues for the year ended September 30, 1999, were $18,388,000 as compared to $29,294,000 for the prior year, a decrease of $10,906,000 or 37%, which reflects the divestiture of assets in the third quarter of 1998 and in the first quarter of 1999. Net revenues from MHM Correctional Services were $14,324,000 in 1999 compared to $10,888,000 in 1998. MHM Correctional Services revenues increased $3,436,000 or 32% due to the new contracts that began in April, May and July of 1999. Net revenues from the MHM Extended Care Services were $4,546,000 in 1999 as compared to $15,326,000 in 1998, a decrease of $10,780,000 or 70%. The portion of the MHM Extended Care Services operations that were sold in December 1998, accounted for $9,291,000 of the decrease. The remaining reduction in the MHM Extended Care Services revenues is primarily attributable to renewal of the Georgia Medicaid contract in the MHM Correctional Services subsidiary effective May 1, 1999. In April 1998, we sold our last freestanding facility, Mountain Crest Hospital. Net revenues from freestanding facilities were $2,793,000 for 1998. Settlements on third party cost reports related to our hospital division had a negative impact of $482,000 on net revenues in 1999 as compared to a $287,000 positive impact on net revenues in 1998.

      Operating expenses for the year ended September 30, 1999, were $15,128,000 as compared to $20,040,000 in the prior year, a decrease of $4,912,000 or 25%. This decrease was attributable primarily to the divestiture of certain assets in the third quarter of 1998 and first quarter of 1999. Operating expenses for MHM Correctional Services were $12,075,000 in 1999 compared to $9,613,000 in 1998. MHM Correctional Services operating expenses increased $2,462,000 or 26% primarily due to the new contracts added in 1999. MHM Extended Care Services operating expenses were $3,053,000 in 1999 as compared to $8,730,000. The decrease of $5,677,000 or 65% reflects the sale of substantially all of the MHM Extended Care Services' operation with the exception of the Medicaid Georgia contract. The sale of Mountain Crest Hospital in April 1998 and the decrease in wind-up costs associated with hospitals sold in 1996 accounted for $1,697,000 of the decrease in operating expenses between 1999 and 1998.

      General and administrative expenses for the year ended September 30, 1999, were $4,937,000 as compared to $7,539,000 in prior year, a decrease of $2,602,000 or 35%. Again, this decrease was attributable primarily to the divestiture of certain assets in the third quarter of 1998 and first quarter of 1999. MHM Correctional Services general and administrative expenses were $825,000 in 1999 as compared to $483,000 in 1998. General and administrative expenses increased by $342,000 as a result of additional personnel and facility costs associated with the new contracts secured by the subsidiary in 1999. MHM Extended Care Services general and administrative expenses were $1,699,000 as compared to $3,934,000 in 1998. The decrease of $2,235,000 reflects the sale of certain MHM Extended Care Services operations in fiscal year 1998 and the first quarter of 1999. The sale of Mountain Crest Hospital in April 1998 accounted for $917,000 of the decrease in general and administrative expenses between 1999 and 1998. Corporate general and administrative expenses were $2,342,000 in 1999 as compared to $2,238,000 in 1998. The increase in general and administrative expenses of $104,000 is attributed to increasing development efforts to grow the correctional services business.

      The provision for bad debts for 1999 decreased to $898,000 as compared to $3,326,000 for 1998. As a percentage of net revenues, the provision for bad debts was 4.9% in 1999 and 11.4% in 1998. The divestiture of certain operations in the third quarter of 1998 and first quarter of 1999 has changed our operation from having a significant amount of our revenues on a fee-for service basis, which required substantial bad debt reserves, to a capitated revenue base, which has fewer collectibility uncertainties. The 1998 bad debt provision related primarily to the estimated net realizable value of receivables generated in the MHM Extended Care Services subsidiary and reserves on receivables remaining after the sale of our freestanding facilities. The decrease in the bad debt provision in 1999 reflects an overall reduction in accounts receivable remaining after the sale of the freestanding facilities and substantially all MHM Extended Care Services assets.

      Depreciation and amortization decreased to $252,000 in 1999 from $597,000 in the prior year due to the sale of certain operations in the third quarter of 1998 and first quarter of 1999.

      In March 1999, we received $1,470,000 from the sale of a hospital property that we reacquired in September 1998 in a foreclosure. As a result of this transaction, we recorded a gain on the sale of $299,000 in 1999. In April 1998, we sold our last remaining freestanding psychiatric hospital operation, Mountain Crest Hospital in Fort Collins, Colorado for a cash price of approximately $6,500,000. As a result of the transaction, we reported a one-time gain of $2,465,000 in 1998.

      In December 1998, we sold certain assets related to the delivery of mental health services to residents of extended care facilities in the states of Pennsylvania, Georgia, Tennessee and Massachusetts. We received consideration of $1,020,000 for these transactions and recorded a gain on these sales of $301,000 in 1999.

      As a result of a settlement between MEDIQ, our former parent, and us in July 1998, there was no interest expense recorded for the note payable to MEDIQ in 1999 as compared to $757,000 in 1998. Other interest expense increased by $176,000 from $166,000 in 1998 to $342,000 in 1999. The increase in other interest expense was the result of interest costs related to the MHM Extended Care Services revolving line of credit with HealthCare Financial Partners, the six-month loan with HealthCare Financial Partners utilized to settle the MEDIQ note, and the increase in the line of credit with Bank of America used to fund current operations.

      Other income of $37,000 is attributable to $28,000 from interest income earned on certificates of deposit serving as performance bonds for existing contracts, $20,000 in other fees paid for an extension of payment terms for a note due to us and $5,000 from interest earned on operating cash accounts. We realized a gain of $17,000 from the final settlement with the former partners of ICH in regards to additional consideration due the partners from the acquisition of HCI Services, Inc. in 1993. In addition, we realized a $33,000 loss on disposal of certain assets.

      In July 1998, in return for a $3,000,000 payment, we settled an $11,800,000 judgment, brought against us by MEDIQ, our former parent. As a result of this settlement, we recognized an extraordinary gain of $9,185,000 related to early extinguishment of debt.

      The net loss in 1999 was $2,571,000 as compared to net income in 1998 of $7,996,000. Approximately $1,722,000 of our 1999 net loss can be attributed to the assets and operations sold in the sale of Mountain Crest Hospital and Oakview Hospital, as well as the sale of MHM Extended Care Services' operations. The net income for 1998 was primarily derived from the gain on sale of our last freestanding hospital and the extraordinary gain on the MEDIQ settlement.

FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

      Net revenues for the year ended September 30, 1998, were $29,294,000 as compared to $20,851,000 for the prior year, an increase of $8,443,000 or 40%, primarily reflecting the revenue growth from MHM Correctional Services in 1998. Net revenues from the MHM Correctional Services were $10,888,000 in 1998 compared to $632,000 in 1997. MHM Correctional Services commenced operations in February 1997. Net revenues from the MHM Extended Care Services were $15,326,000 in 1998 as compared to $13,737,000 in 1997, an increase of $1,589,000 or 12%.
This increase is due principally to the revenues related to two acquisitions made by our MHM Extended Care Services subsidiary during fiscal 1997; Liberty Bay (December 1996) and Apogee (March 1997). In April 1998, we sold our last freestanding facility, Mountain Crest Hospital. As a result, net revenues from freestanding facilities were $2,793,000 for 1998 compared to $6,482,000 for 1997. Net revenues from favorable settlements on third-party costs reports were $762,000 in 1998.

      Operating expenses for the year ended September 30, 1998, were $20,040,000, as compared to $14,875,000 in the prior year, an increase of $5,165,000 or 35%. The increase was attributable primarily to increased costs in MHM Correctional Services, which commenced operations in 1997.

      General and administrative expenses for the year ended September 30, 1998, were $7,539,000 as compared to $5,760,000 in 1997, an increase of $1,779,000 or
31%. Again, the increase in general and administrative expenses was attributed to increased costs in MHM Correctional Services, which commenced operations in 1997.

      The provision for bad debts for 1998 decreased to $3,326,000 as compared to $3,467,000 for 1997. As a percentage of net revenues, the provision for bad debts was 11.4% in 1998 and 16.6% in 1997. Increased revenues from MHM Correctional Services have primarily caused this reduction. Because these revenues are paid on a capitated basis, there are fewer collectibility uncertainties. The 1998 bad debt provision relates to the estimated net realizable value of receivables generated from MHM Extended Care Services and reserves on receivables remaining after the sale of the freestanding facilities. The decline for the 1998 bad debt provision reflects an overall reduction in accounts receivable remaining after the sale of the freestanding facilities and the sale of certain operations in MHM Extended Care Services.

      Depreciation and amortization increased to $597,000 in 1998 from $369,000 in the prior year. We reevaluated useful lives and accelerated amortization of goodwill and other intangibles related to the Liberty and Apogee acquisitions, beginning October 1, 1997. Amortization costs in 1998 were $406,000 as compared to $184,000 in 1997.

      In preparation for the divestiture of certain operations of MHM Extended Care Services, we took a write down of $430,000 of goodwill and capitalized start-up costs from the acquisition of our extended care operations of Apogee and HCI.

      In April 1998, we sold our last remaining freestanding psychiatric hospital operation, Mountain Crest Hospital in Fort Collins, Colorado for a cash price of approximately $6,500,000. As a result of the transaction, we reported a one-time gain of $2,465,000.

      Other interest expense increased 78% in 1998 to $166,000 from $93,000 in 1997. This increase is primarily caused by interest costs for the revolving line of credit with HealthCare Financial Partners, the line of credit with Bank of America (previously NationsBank) and the six-month loan with HealthCare Financial Partners.

      In July 1998, in return for a $3,000,000 payment, we settled an $11,800,000 judgment, brought against us by MEDIQ, our former parent. As a result of this settlement, we recognized an extraordinary gain of $9,185,000 related to early extinguishments of debt.

      Net income for 1998 was $7,996,000 as compared to a net loss for 1997 of $4,789,000. The net income for 1998 was primarily derived from the sale of our last freestanding hospital and the extraordinary gain from the MEDIQ settlement. The gain from sale of the freestanding hospital and the operation of MHM Correctional Services in Georgia and Tennessee generated taxable income in certain states resulting in an estimated state tax provision of $93,000 in 1998.

LIQUIDITY AND CAPITAL RESOURCES

      We have funded operating losses through a combination of the proceeds derived from the sale of certain operations of our subsidiaries operating units and through borrowed funds. In addition, as of June 30, 2000, we have a $1,300,000 promissory note, which is guaranteed by one of our Directors and our Chief Executive Officer. On July 13, 2000, we increased the borrowing capacity on the note to $1,800,000. We have filed for a corporate dissolution under Sections 280 and 281 of the Delaware General Corporate Laws ("DGCL") for Extended Care Services in order to obtain a discharge of Extended Care Services' external debt totaling $946,000 at June 30, 2000. Under these sections, DGCL prescribes procedures by which we can satisfy our obligations to creditors of a dissolved Delaware corporation. Under guidance of Delaware counsel, we are in the process of following these procedures, which are anticipated to result in the liquidation of the remaining assets of Extended Care Services and a satisfaction of the $946,000 of external liabilities as of June 30, 2000.

      We anticipate that we will continue to maintain our borrowing capacity under the $1,800,000 promissory note although this cannot be assured. The promissory note alone, however, will not be sufficient to fund our working capital needs. We realize to sustain our operations, additional correctional service contracts will be required and that even if such additional contracts are obtained, additional working capital may be necessary to fund operating expenses until the additional contracts produce contributions to our cash flow. We further recognize that we have exhausted our ability to obtain working capital from divesting certain parts of our operations. As we seek to obtain additional contracts to provide mental health services in correctional facilities, we seek to raise approximately $2,358,000, net of expenses, in investment capital through this offering. No assurance can be provided, however, that any of our efforts to improve our current financial condition will be successful or that we will be able to continue in business.

                             DESCRIPTION OF BUSINESS

OUR HISTORY

      We were formerly known as Mental Health Management, Inc. We were founded in the late 1970's to develop and manage psychiatric inpatient units in general hospitals. We were subsequently purchased by Michael S. Pinkert, our current chief executive officer and a director, and other investors in 1981 and quickly grew to become one of the largest providers of inpatient mental health care in general hospitals. We also owned freestanding psychiatric and substance abuse hospitals.

      In 1986, MEDIQ, Inc., a publicly traded company, purchased us. Eight years later, in 1994, MEDIQ divested itself of us to its stockholders, making us a freestanding public company. At that time, a decision was made to exit the inpatient business and shift to outpatient services. In particular, we decided to focus on services that could be provided on-site instead of at facilities to which patients had to travel. To implement this decision, most of our hospital operations and all of our management contract operations were sold in several transactions in 1996 and 1997. Through our wholly owned subsidiary, MHM Extended Care Services, Inc., a series of acquisitions were made to establish a new business for providing on-site mental health services to nursing home patients. This business, which grew to gross revenues of approximately $15 million by 1998, included a statewide contract in Georgia with the Georgia Department of Medical Assistance (called the "PASARR" program) to provide mental health services to all of the state's Medicaid patients residing in over 300 nursing homes. However, because the Medicare Program covered most of the nursing home patients to whom we provided mental health services, we became dependent on Medicare for most of our revenues (with the exception of the PASARR program). During 1997, we believed Medicare altered the way it viewed and treated the provision of mental health services in nursing homes. In our opinion, these changes made this business unprofitable. As a result, we decided to seek other markets that did not involve Medicare.

      By December 31, 1998, all the nursing home related operations (with the exception of the PASARR program) were sold and we focused our development efforts completely on providing mental health services to inmates incarcerated in correctional facilities. Starting with a small contract to provide dental services to inmates in the Delaware state prison system, we began our current business of providing healthcare services in correctional facilities. Our wholly owned subsidiary, MHM Correctional Services, was then awarded two statewide contracts to provide mental health services to inmates in the Georgia and Tennessee correctional systems.

OUR BUSINESS

      Since 1998, our primary business has been arranging for and managing the delivery of mental health services to inmates in prisons and jails. This business has been conducted through a wholly owned subsidiary corporation, MHM Correctional Services, Inc. MHM Correctional Services provides mental health services at over 60 correctional facilities and covers more than 55,000 inmates through statewide contracts with the departments of corrections of Georgia and Tennessee, a subcontract covering a women's correctional facility in Florida, and the departments of juvenile justice of Georgia and Florida.

      We provide these services under what are known as "capitation" arrangements. Capitation means we are paid a fixed fee for each inmate eligible for our services. For that fixed fee, we are required to provide all psychiatric and psychological services, as well as any psychotropic drugs (i.e., medications prescribed for mental illness), which are needed by any eligible inmates. However, we are not responsible for providing inpatient hospitalization that is provided outside the correctional facilities. The exact level of care we are required to provide for the inmate population is established by each contract.

      We also continue to provide mental health services through the PASSAR program under a contract with the Georgia Department of Medical Assistance to 2,400 nursing home patients in the state. These services consist of on-site psychiatric and psychological services. The Georgia Department of Medical Assistance pays us for these services on a "case rate" basis. This means we are paid a fixed amount for each patient to whom treatment is provided.

      Details on several of our contracts are as follows:

      -----------------------------------------------------------------------------------------------------------------------------
                                                                                             Revenue from          Revenue for nine
                Current                                                                  Contracts for Fiscal        months ended
                 Client              Expiration (1)         Description of Contract           Year 1999           June 30, 2000 (2)
      -----------------------------------------------------------------------------------------------------------------------------
      Georgia Department of     June 30, 2001, with two   PASARR Program                $3.6 Million            $2.9 Million
      Medical Assistance        possible one-year
                                renewal terms



      Georgia Department of     June 30, 2001, with two   Statewide mental health       $9.0 Million            $7.1 Million
      Corrections               options to renew for one  staffing for approximately
                                additional year           40,000 inmates


      Tennessee Department      June 30, 2001, with the   Statewide mental health       $2.1 Million            $1.7 Million
      of Correction             option to renew for one   staffing for approximately
                                additional year           13,000 inmates


      Broward Correctional      March 31, 2002, with two  Mental health staffing for    $1.5 Million            $2.5 Million
      Institute                 possible one-year         632 bed women's prison with
      (Subcontract with Prison  renewal terms             48 inpatient beds
      Health Systems)


      Georgia Department of     Continuous contract with  Mental health staffing for        $86,000                 $213,000
      Juvenile Justice          no set date of            five facilities
                                termination


      Marion Youth Centers      February 1, 2003          Medical and mental                $0                       $66,000
      (Subcontract with Career                            health staffing for two
      Systems Development                                 facilities
      Corporation)


      Harrison County           Continuous Contract with                                    $0                       $0
      Commission                no set date of            Mental health staffing for
      of Mississippi            termination               Harrison County Jail
      (Subcontract
      with NaphCare, Inc.)

      Florida Department of     June 30, 2001             Medical and mental health         $0                       $0
      Juvenile Justice                                    staffing


      (1) All renewal terms referenced in the above chart are subject to early termination by the client, in its sole discretion.

      (2) Contracts reporting $0 revenues for the nine-month period ended June 30, 2000, were signed effective July 1, 2000. Projected annual revenues from the Harrison County and Florida Department Juvenile Justice contracts are $75,000 and $82,000, respectively.

      The services we provide are rendered only by licensed mental health professionals who we either employ on a full or part-time basis, or by licensed mental health professionals who are independent contractors. All non-licensed psychiatric staff involved in providing these services at the correctional facilities in Georgia and Tennessee are employed directly by the departments of corrections of those states.

      Our statewide contracts in both Georgia and Tennessee are supervised by a full-time program manager and a full-time medical director. In addition, personnel in regional offices who work on business development; quality assurance and other administrative duties support each contract. A Vice President of Quality Assurance and a part-time National Medical Director in turn support this regional staff.

      The majority of our management and financial services are provided from our corporate office located in Vienna, Virginia. Our key officers at corporate headquarters are Michael S. Pinkert, Chairman of the Board and Chief Executive Officer; Steven H. Wheeler, President and Chief Operating Officer: Cleveland E. Slade, Vice President, Secretary, and Chief Financial Officer; and Dayna Stewart, Vice President of Marketing and Development.

      Michael S. Pinkert has been our Chief Executive Officer and director since he purchased the company in 1981. He was formerly Vice President of Psychiatric Institutes of America ("PIA") from 1979 to 1981. Prior to that, he was Vice President of Charter Medical Corporation from 1976 to 1977 where he was responsible for international marketing. He also worked in conjunction with Charter Medical Corporation and Psychiatric Institutes of America from 1974 to 1975 in establishing a hospital management company in Iran. Mr. Pinkert has worked in the health care management and consulting industry for over 30 years. Mr. Pinkert became Chairman of the Board of Directors in May 2000.

      Steven H. Wheeler is currently our President and Chief Operating Officer. Mr. Wheeler joined us in May 1994 and previously served as Vice President of Operations beginning in December 1997. Prior to that, he served as Vice President of Integrated Delivery Systems. Before joining us, Mr. Wheeler was Director of Business Development/Operations for Florida Psychiatric Group from April 1993 to February 1994; General Manager of Psych Options, Inc. from March 1992 to April 1993; and Regional Director of Operations of Merit Behavioral Care Corporation (formerly American Biodyne) from May 1990 to February 1992. Mr. Wheeler was promoted to President and Chief Operating Officer of the company in May 2000.

      Cleveland E. Slade has been Vice President of Finance and Chief Financial Officer since July 1998. Previously, Mr. Slade served as Vice President of Finance, Chief Financial Officer and Secretary of Sheppard Pratt Foundation from February 1997 to June 1998. Mr. Slade also served as our regional controller and the corporate controller from September 1994 to January 1997.

      Dayna Stewart joined us beginning June 1, 2000 as Vice President of Marketing and Development. Ms. Stewart was formerly associated with The Brown Schools as Vice President for Development where she was responsible for acquisitions and development and Cornell Corrections, Inc. where she was responsible for marketing and development for the juvenile division.

OUR INDUSTRY

      We believe there are significant opportunities for the expansion of our core business of delivering mental health services to inmates in correctional facilities. In the United States today there are approximately 6.3 million adults, or 3.1% of all U.S. residents, under some form of correctional supervision, including varying levels of incarceration, probation or parole. According to the U.S. Department of Justice's Bureau of Justice Statistics, there were 1.9 million more adults under correctional supervision in 1999 than in 1990. During 1999, the correctional population increased by 2.7%. There are a number of factors contributing to this increase in incarceration rates including mandatory sentencing rules coupled with increased conviction rates, an increase in prison and jail terms for drug-related offenses, longer sentences, and pressures to reduce or eliminate parole.

      All of these inmates have a guaranteed legal right to healthcare. In fact, in many instances, courts have specifically required the government to provide such care. As a rule, the healthcare provided to inmates must be of the same quality and accessibility as in the community at large. In determining these community standards that set the level of care to which inmates are entitled, comparison often is made to the level of care available to patients in state Medicaid programs.

      It has been estimated that the cost of providing general healthcare to inmates in correctional facilities is between $3-5 billion annually. Providers of healthcare to inmates also estimate that approximately 20% of this cost is incurred in providing services to the mentally ill. In addition, the Justice Department's Bureau of Justice statistics estimates that between 1997 and 1998, there were 283,800 mentally ill offenders being held in the nation's state and federal prisons and local jails, and an additional 547,800 mentally ill people on probation in the community. These estimates suggest that the potential market for mental health services in correctional facilities may be between $600 million to $1 billion per year.

      The national problem of addictive diseases is particularly acute in correctional facilities. The U.S. Department of Justice estimates that 60% of the total prison population suffers from addiction problems. It is also estimated that about 14% of the nation's prison inmates and 7% of jail inmates suffer from other serious mental illnesses. According to a survey by the Federal Bureau of Justice Statistics, 52% of state prisoners and 34% of federal prisoners represent they were under the influence of alcohol or drugs at the time they committed their crimes. However, only 12% of state inmates receive formal drug treatment while in prison. This is particularly troublesome to correctional officials in light of a Federal Bureau of Prisons study showing that 12.1% of inmates who needed but did not receive drug treatment while incarcerated were re-arrested within six months after release. By comparison, only 3.3% of such prisoners who did receive drug treatment were re-arrested within that time period.

      As more addicted and mentally ill offenders enter correctional facilities, correctional officials are increasingly being required to focus on providing behavioral healthcare to the inmates under their control. One increasingly major problem for correctional systems is the provision of psychotropic medications due to the rapidly increasing cost of these drugs. In addition, the problem of recruiting and hiring qualified mental health professionals, as well as managing them in programs that provide cost-effective care, is also becoming increasingly difficult. These and other management and cost issues surrounding the provision of mental health services have motivated corrections officials to turn to outside private contractors to assist them. It is estimated that private providers are furnishing presently only 38% of mental healthcare services in correctional facilities.

OUR PLAN FOR GROWTH

      We have been experiencing an upsurge of inquiries from state and local correctional systems that have mental health specific problems and who are looking for assistance in dealing with them. Many of these correctional systems solicit offers from the private sector for the provision of inmate healthcare services by issuing "Requests for Proposals" or "RFPs." Our success in responding to such RFPs has enabled us to achieve a dominant position in the correctional mental health services market. To achieve greater growth rates, our strategy is to:

        -    enter into consulting arrangements with corrections systems which may lead to larger contracts without requiring RFP procedures;
        -    expand into other specialty programs such as programs dealing with substance abuse and self-injurious problems; and
        - more aggressively market our services and experiences to departments of corrections before RFPs are issued.

      In order to implement this strategy, we have added a new Vice President for Marketing and Development to lead our marketing staff. We also are seeking to hire additional full-time marketing personnel. We intend to augment this staff with part-time consultants located in key markets who are familiar with the correctional facilities in those markets. Our marketing plans also include expanding on-site visits, increasing our participation in professional programs, and developing a national advertising campaign. To support this marketing effort, we also are developing new lines of consulting products covering caseload management, pharmacy management, and measurement of the outcomes of treatment.

      Our primary competition for providing mental healthcare to inmates is established firms that provide healthcare to inmates for physical illnesses. Some of these companies directly provide mental health services along with physical medicine and others engage subcontractors to provide mental healthcare. The three leading inmate healthcare providers are Correctional Mental Services, Inc., Prison Health Services, Inc., and Wexford Health Services.

      We are familiar with most of these providers and in fact have jointly submitted proposals with these providers on certain contracts to the state. For instance, we obtained the contract with the Florida Department of Corrections for the women's facility in Broward County in a joint proposal with Prison Health Services, a subsidiary of America Services Group.

                              AVAILABLE INFORMATION

      We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Copies of such reports, proxy and other information may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at (http: //www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

      This prospectus is part of a Registration Statement on Form S-2 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus. For further information you may:

      - read a copy of the Registration Statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room; or

      - obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows us to "incorporate by reference" certain of our publicly filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. We incorporate by reference in this prospectus:

      - Our Annual Report on Form 10-K for the fiscal year ended September 30, 1999;

      - Our Quarterly Report on Form 10-Q for the three-month period ended December 31, 1999;

      -    Our Current Report on Form 8-K filed on March 23, 2000;

      - Our Annual Report of Employee Stock Purchase, Savings and Similar Plans on Form 11-K for the fiscal year ended September 30, 1999;

      - Our Quarterly Report on Form 10-Q for the six-month period ended March 31, 2000; and

      - Our Quarterly Report on Form 10-Q for the nine-month period ended June 30, 2000.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

      Our bylaws provide generally for indemnification of our officers, directors, agents and employees to the extent authorized by the Delaware General Corporation law. Pursuant to Section 145 of the Delaware General Corporation Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of a corporation, however, indemnification is not available if such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless the court determines that indemnification is appropriate. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

      As permitted by Section 102 of the Delaware General Corporation Law, our stockholders have approved and incorporated provisions into our Certificate of Incorporation eliminating a director's personal liability for monetary damages to the Company and its stockholders arising from a breach of a director's fiduciary duty, except for liability under Section 174 of the Delaware General Corporation Law or liability for any breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be made by a majority of a quorum of disinterested members of the Company's Board of Directors, independent legal counsel or the stockholders of the Company. The Company has purchased directors and officers liability insurance in an amount totaling $5,000,000, subject to certain deductions.

      The above discussion of the Company's Bylaws and Certification of Incorporation of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such Bylaws, Certificate of Incorporation, and statute.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the forgoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                  LEGAL MATTERS

      Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C., Reston, Virginia, have passed upon the validity of the shares of common stock offered by this prospectus.

                                     EXPERTS

      The consolidated financial statements of MHM Services, Inc. as of September 30, 1999 and 1998, and for each of the years in the three year period ended September 30, 1999 included in this prospectus and elsewhere in the registration statement have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus, given on the authority of that firm as experts in accounting and auditing.

                               MHM SERVICES, INC.
                          INDEX TO FINANCIAL STATEMENTS

                                                                                        Page
                                                                                        ----
Independent Auditors' Report                                                              29

Consolidated Statements of Operations for the years ended
 September 30, 1999, 1998, and 1997                                                       30

Consolidated Balance Sheets at September 30, 1999, and 1998                               31

Consolidated Statements of Stockholders' Deficit for the
 three years ended September 30, 1999                                                     32

Consolidated Statements of Cash Flows for the years ended
 September 30, 1999, 1998, and 1997                                                 33 -  34

Notes to Consolidated Financial Statements                                          35 -  50

Condensed Consolidated Statements of Operations
 for the three-and nine-month periods ended June 30, 2000 and 1999 (Unaudited)            51

Condensed Consolidated Balance Sheets at June 30, 2000 (Unaudited) and
 September 30, 1999                                                                       52

Condensed Consolidated Statements of Cash Flows for the
 nine month periods ended June 30, 2000 and 1999 (Unaudited)                              53

Notes to Condensed Consolidated Financial Statements (Unaudited)                     54 - 57

                          Independent Auditors' Report



Board of Directors and Stockholders
MHM Services, Inc.:

We have audited the accompanying consolidated balance sheets of MHM Services, Inc. and subsidiaries (the Company), as of September 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MHM Services, Inc. and subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred aggregated losses before extraordinary item of $8,549,000 for the three years ended September 30, 1999, has an accumulated deficit of $44,678,000 as of September 30, 1999, has a working capital deficiency of $3,016,000 as of September 30, 1999, and is experiencing difficulty in generating sufficient cash flows to meet its obligations and sustaining its operations, as further discussed in Note 2 to the consolidated financial statements. Such conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG, LLP

McLean, Virginia

December 17, 1999, except for note 19,
which is as of March 21, 2000

                       MHM SERVICES, INC. AND SUBSIDIARIES

                      Consolidated Statements of Operations

                       September 30, 1999, 1998, and 1997


                                                                       1999                1998               1997
                                                                   ------------        ------------        ------------
Net revenues:
    Capitated revenue                                              $ 16,181,000          14,430,000           3,865,000
    Net fee-for service revenue                                       2,207,000          14,864,000          16,986,000
                                                                   ------------        ------------        ------------
                                                                     18,388,000          29,294,000          20,851,000
                                                                   ------------        ------------        ------------
Costs and expenses:
    Operating                                                        15,128,000          20,040,000          14,875,000
    General and administrative                                        4,937,000           7,539,000           5,760,000
    Provision for bad debts                                             898,000           3,326,000           3,467,000
    Depreciation and amortization                                       252,000             597,000             369,000
    Gain on sale of freestanding facilities (note 4)                         --          (2,465,000)                 --
    Gain on sale of repossessed property (note 4)                      (299,000)                 --                  --
    Writedown of long-term assets (note 6)                                   --             430,000             696,000
    Gain on sale of extended care division assets                      (301,000)                 --                  --
    Other (credits) charges:
       Interest expense - MEDIQ (note 11)                                    --             757,000           1,042,000
       Interest expense - other                                         342,000             166,000              93,000
       Other income, net (notes 3 and 5)                                (37,000)                 --            (662,000)
                                                                   ------------        ------------        ------------
                                                                     20,920,000          30,390,000          25,640,000
                                                                   ------------        ------------        ------------
Loss before income taxes and extraordinary item                      (2,532,000)         (1,096,000)         (4,789,000)
Income tax expense (note 14)                                             39,000              93,000                  --
                                                                   ------------        ------------        ------------
Loss before extraordinary item                                       (2,571,000)         (1,189,000)         (4,789,000)
Extraordinary item - gain on early extinguishment
    of debt (note 11)                                                        --           9,185,000                  --
                                                                   ------------        ------------        ------------
Net income (loss)                                                  $ (2,571,000)          7,996,000          (4,789,000)
                                                                   ============        ============        ============
Earnings (loss) per share-basic and diluted:
    Loss before extraordinary item                                 $    (376.92)            (175.68)            (732.37)
    Extraordinary item                                                       --            1,357.12                  --
                                                                   ------------        ------------        ------------
Net income (loss)                                                  $    (376.92)           1,181.44             (732.37)
                                                                   ============        ============        ============
Weighted average shares outstanding                                       6,821               6,768               6,539
                                                                   ============        ============        ============


See accompanying notes to consolidated financial statements.

                      MHM SERVICES, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                          September 30, 1999 and 1998


                      ASSETS (NOTE 11)                                                 1999                  1998
                                                                                   ------------          ------------
Current assets:
    Cash and cash equivalents                                                      $      6,000                54,000
    Accounts receivable, less allowances of $337,000
       and $4,438,000 in 1999 and 1998, respectively                                  1,094,000             2,706,000
    Prepaid expenses                                                                    284,000               134,000
    Estimated third-party payor settlements (note 7)                                     61,000             1,409,000
    Repossessed property under contract for sale (note 4)                                    --             1,172,000
    Other current assets (note 8)                                                       269,000               171,000
                                                                                   ------------          ------------
                   Total current assets                                               1,714,000             5,646,000
Property and equipment, net (note 9)                                                    142,000               335,000
Restricted cash                                                                         275,000               526,000
Other intangibles, net of accumulated amortization of $0
    and $395,000 in 1999 and 1998, respectively (notes 5 and 6)                              --               431,000
Other assets                                                                            151,000               223,000
Goodwill, net of accumulated amortization of $0
    and $419,000 in 1999 and 1998, respectively (notes 5 and 6)                              --               538,000
                                                                                   ------------          ------------
                                                                                   $  2,282,000             7,699,000
                                                                                   ============          ============
                    LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
    Cash overdrafts                                                                $     24,000                    --
    Accounts payable                                                                    768,000               425,000
    Accrued payroll and related expenses                                                607,000               830,000
    Estimated third-party payor settlements (note 7)                                    784,000             1,181,000
    Other accrued expenses (note 10)                                                  1,085,000             2,054,000
    Notes payable (note 11)                                                             187,000             2,069,000
    Line of credit (note 11)                                                          1,000,000               500,000
    Current maturities of long-term debt (note 11)                                      275,000               598,000
                                                                                   ------------          ------------
                   Total current liabilities                                          4,730,000             7,657,000
Long-term debt (note 11)                                                                  5,000               176,000
                                                                                   ------------          ------------
                                                                                      4,735,000             7,833,000
                                                                                   ------------          ------------
Stockholders' deficit (note 19):
    Preferred stock ($.01 par value; authorized: 5,000,000;
       issued and outstanding:  none)                                                        --                    --
    Common stock ($.01 par value; authorized: 15,000,000; issued and
       outstanding:  7,287 and 6,793 in 1999 and 1998, respectively)                         --                    --
    Additional paid-in capital                                                       42,225,000            41,973,000
    Accumulated deficit                                                             (44,678,000)          (42,107,000)
                                                                                   ------------          ------------
                   Total stockholders' deficit                                       (2,453,000)             (134,000)
                                                                                   ------------          ------------
Commitments and contingencies (note 12)
                                                                                   $  2,282,000             7,699,000
                                                                                   ============          ============



See accompanying notes to consolidated financial statements.

                       MHM SERVICES, INC. AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Deficit

                 Years ended September 30, 1999, 1998, and 1997


                                                   COMMON STOCK
                                           -----------------------------       ADDITIONAL
                                              SHARES                             PAID-IN         ACCUMULATED
                                              ISSUED            AMOUNT           CAPITAL           DEFICIT             TOTAL
                                           -----------       -----------       -----------       -----------        -----------
Balance, September 30, 1996                      6,337       $        --        41,732,000       (45,314,000)        (3,582,000)

    Issuance of common stock in
       connection with Apogee
       acquisition (note 5)                        400                --           100,000                --            100,000
    Exercise of stock options                        6                --             1,000                --              1,000
    Net loss                                        --                --                --        (4,789,000)        (4,789,000)
                                           -----------       -----------       -----------       -----------        -----------

Balance, September 30, 1997                      6,743                --        41,833,000       (50,103,000)        (8,270,000)

    Exercise of stock options                       50                --            12,000                --             12,000
    Issuance of stock warrants in
       connection with MEDIQ
       settlement (note 16)                         --                --           128,000                --            128,000
    Net income                                      --                --                --         7,996,000          7,996,000
                                           -----------       -----------       -----------       -----------        -----------

Balance, September 30, 1998                      6,793                --        41,973,000       (42,107,000)          (134,000)

    Issuance of stock warrants in
       connection with Line of Credit
       (note 16)                                    --                --           143,000                --            143,000
    Shares issued in connection with
       ICH earnout settlement (note 5)             494                --           109,000                --            109,000
    Net loss                                        --                --                --        (2,571,000)        (2,571,000)
                                           -----------       -----------       -----------       -----------        -----------

Balance, September 30, 1999                      7,287       $        --        42,225,000       (44,678,000)        (2,453,000)
                                           ===========       ===========       ===========       ===========        ===========


See accompanying notes to consolidated financial statements.

                       MHM SERVICES, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                 Years ended September 30, 1999, 1998, and 1997


                                                                                 1999               1998                1997
                                                                              -----------        -----------        -----------
Cash flows from operating activities:
    Net income (loss)                                                         $(2,571,000)         7,996,000         (4,789,000)
    Adjustments to reconcile net income (loss) to net cash
       used in operating activities:
          Depreciation and amortization                                           252,000            597,000            369,000
          Issuance of stock warrants                                              143,000                 --                 --
          Provision for bad debts                                                 898,000          3,326,000          3,467,000
          Gain on sale of freestanding facilities                                      --         (2,465,000)                --
          Gain on sale of extended care operations                               (301,000)                --                 --
          Gain on sale of repossessed property                                   (299,000)                --                 --
          Gain on early extinguishment of debt                                         --         (9,185,000)                --
          Loss on disposal of fixed assets                                         33,000             28,000                 --
          Writedown of long-term assets                                                --            430,000            696,000
          Increase (decrease) in cash from changes in:
            Accounts receivable and estimated third-party
               payor settlements, net                                           1,665,000         (2,997,000)        (5,000,000)
            Income taxes refundable                                                    --                 --            662,000
            Prepaid expenses and other                                            (69,000)           141,000           (118,000)
            Deferred rent                                                              --            (31,000)          (198,000)
            Accounts payable                                                      343,000           (531,000)           170,000
            Accrued payroll and related expenses                                 (223,000)          (162,000)           325,000
            Accrued expenses - MEDIQ                                                   --            817,000            698,000
            Other accrued expenses                                               (632,000)          (308,000)           567,000
                                                                              -----------        -----------        -----------
                   Net cash used in operating activities                         (761,000)        (2,344,000)        (3,151,000)
                                                                              -----------        -----------        -----------
Cash flows from investing activities:
    Proceeds from sale of freestanding facilities and Joint Venture               870,000          3,688,000                 --
    Proceeds from sale of repossessed property                                  1,471,000                 --                 --
    Disposals of extended care services assets                                    143,000                 --                 --
    Capital expenditures for property, plant and equipment                        (45,000)           (23,000)          (178,000)
    Collections on notes receivable                                               100,000                 --            190,000
    Acquisitions of businesses                                                         --                 --           (427,000)
    Restricted cash                                                               251,000             11,000           (231,000)
    Other assets                                                                       --             65,000            (82,000)
    Other liabilities                                                                  --            (19,000)            (6,000)
                                                                              -----------        -----------        -----------
                   Net cash provided by (used in) investing
                     activities                                                 2,790,000          3,722,000           (734,000)
                                                                              -----------        -----------        -----------
Cash flows from financing activities:
    Proceeds from cash overdrafts                                                  24,000                 --                 --
    Borrowings                                                                  3,514,000         12,651,000          4,110,000
    Debt repayments                                                            (5,615,000)       (14,095,000)        (3,393,000)
    Other                                                                              --             12,000            (29,000)
                                                                              -----------        -----------        -----------
                   Net cash provided by (used in) financing
                     activities                                                (2,077,000)        (1,432,000)           688,000
                                                                              -----------        -----------        -----------
                   Increase (decrease) in cash and cash equivalents               (48,000)           (54,000)        (3,197,000)
Cash and cash equivalents:
    Beginning of year                                                              54,000            108,000          3,305,000
                                                                              -----------        -----------        -----------
    End of year                                                               $     6,000             54,000            108,000
                                                                              ===========        ===========        ===========

                                                                                                                    (Continued)


                       MHM SERVICES, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                 Years ended September 30, 1999, 1998, and 1997


                                                                                 1999               1998                1997
                                                                              -----------        -----------        -----------
Supplemental disclosure of cash flow information:
    Interest paid                                                             $   376,000            292,000            358,000
    Income taxes refunded, net of payments                                             --                 --            662,000
                                                                              ===========        ===========        ===========
Supplemental disclosure of non-cash investing and financing activities:
       Acquisition - portion financed with long-term debt                     $        --                 --            275,000
       Note received from sale of Extended Care Services assets                   170,000                 --                 --
       Issuance of stock warrants - to obtain financing from
          Bank of America                                                         143,000                 --                 --
       Issuance of stock warrants - to obtain financing
          from HCFP                                                                    --            128,000                 --
       Note obtained for insurance premiums                                       225,000            107,000                 --
       Issuance of stock - settlement of ICH earnout                              109,000                 --                 --
       Issuance of stock  - acquisition of Apogee                                      --                 --            100,000
                                                                              ===========        ===========        ===========


See accompanying notes to consolidated financial statements.

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


(1)    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    ORGANIZATION

              MHM Services, Inc., through its wholly-owned subsidiary, MHM Correctional Services, Inc. (Correctional Services) is a provider of mental health services under capitated contract arrangements with correctional facilities and residents of a long-term care facility. The Company had provided on-site behavioral mental healthcare services through its wholly-owned subsidiary, MHM Extended Care Services, Inc. (Extended Care Services) and inpatient services through its Hospital Division and MHM of Colorado Inc.

              The Company primarily operates in three states. The Company's premium revenue is derived from three contracts with the state of Georgia, one contract with the state of Tennessee, and one subcontract with a prime contractor to the State of Florida. The Company is compensated on the basis of the number of in-mates or residents in each of the facilities. The Company's contracts provide for fixed capitation rates. The terms of each contract vary and can be from one to four years. Contracts for more than one year have annual renewal options for multiple years, which are exercisable on mutual agreement between the Company and the government agency or contractor.

       (b)    CONSOLIDATION

              The accompanying consolidated financial statements include the accounts of MHM Services, Inc. and its subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

       (c)    CASH EQUIVALENTS

              Cash equivalents include all liquid investments with remaining maturities at purchase of three months or less.

       (d)    ACCOUNTS RECEIVABLE

              The Company's account receivable are primarily from Correctional Services operations for services rendered to residents of correctional and long-term care facilities. The amounts are due from the states and the prime contractor with which MHM has contracted. The Company maintains an allowance for potential losses from uncollectible accounts.

       (e)    PROPERTY AND EQUIPMENT

              Property and equipment are stated at cost. Capital leases are recorded at the present value of future lease payments. The Company provides for depreciation and amortization on a straight-line basis as follows:

              Furniture, fixtures, and equipment                      5-8 years
              Equipment under capital lease                           5-8 years
              Leasehold improvements                              life of lease

                                                                     (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


       (f)    RESTRICTED CASH

              Restricted cash consists of certificates of deposit, which secure performance bonds obtained as required by a correctional contract with the State of Tennessee and a Medicaid capitation contract with the State of Georgia. It also includes lockbox accounts restricted to pay down a revolving credit facility (see note 11).

       (g)    OTHER INTANGIBLE ASSETS

              Other intangible assets consist primarily of contractual rights and covenants not to compete. These assets are amortized on a straight-line basis over three to five years (see note 6).

       (h)    GOODWILL

              Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized on a straight-line basis over three to five years (see note 6).

       (i)    CARRYING VALUE OF LONG-TERM ASSETS

              The Company evaluates the carrying value of its long-term assets, including property and equipment, goodwill and other intangible assets, based upon current and anticipated undiscounted cash flows, and recognizes an impairment when it is probable that such estimated future cash flows will be less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value (see note 6).

       (j)    NET FEE-FOR-SERVICE REVENUE RECOGNITION

              Net fee-for-service revenues are reported at the estimated net realizable amounts from patients and third-party payors for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period in which the related services are rendered and adjusted in future periods, as final settlements are determined.

       (k)    CAPITATED REVENUE RECOGNITION

              The Company has agreements with two states and a contractor to provide mental health services to prison inmates and nursing home residents. Under these agreements, the Company receives monthly capitated payments based on the number of participants, regardless of services actually performed by the Company. These capitated payments are earned and recognized as revenue on a monthly basis.

       (l)    MALPRACTICE INSURANCE COVERAGE

              Medical malpractice claims are covered by a medical malpractice insurance policy, which is a claims-made policy with a prepaid five-year extended reporting period included.

       (m)    EARNINGS (LOSS) PER SHARE

              Earnings (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Common stock equivalents such as stock options and warrants are excluded from the earnings (loss) per share calculation because the effect would be antidilutive.



                                       36
                                                                     (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


       (n)    FAIR VALUE OF FINANCIAL INSTRUMENTS

              The fair value of cash and cash equivalents, restricted cash, accounts receivable, estimated third-party payor settlements receivable and payable, accounts payable, accrued expenses, notes payable and lines of credit are equivalent to their carrying value because of the short-term maturity of those instruments. The fair values of the Company's long-term debt (see note 11) are considered to be equivalent to their carrying values based upon consideration of borrowings with similar credit ratings, collateral and maturities.

       (o)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also effect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include the allowance for potential losses from uncollectible accounts receivable, estimates of assets and liabilities due from/to third-party payors, and the estimated impairment of goodwill and other intangible assets.

       (p)    INCOME TAXES

              Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

       (q)    STOCK OPTION PLAN

              The Company accounts for stock-based compensation plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees; however the Company discloses the proforma effect on net income as if the fair value based method of accounting as defined in SFAS No. 123 had been applied.

       (r)    RECLASSIFICATIONS

              Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

(2)    LIQUIDITY

       The accompanying consolidated financial statements have been prepared on a going concern basis that contemplates the continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Company has incurred aggregated net losses before extraordinary item of $8,549,000 for the three years ended September 30, 1999, has an accumulated deficit of $44,678,000 as of September 30, 1999, and has a stockholders' deficit of $2,453,000 as of September 30, 1999. As of September 30, 1999, the Company is in default on one of its notes payable (see note 11) and is experiencing difficulty in generating sufficient cash flows to meet its other obligations and to sustain its operations. At September 30, 1999, current liabilities exceed current assets by $3,016,000. Such conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

       In April 1998, the Company sold its one remaining freestanding behavioral health facility (Mountain Crest). This facility was sold due the expectation of more profitable opportunities to grow Correctional Services and other specialty on-site healthcare services.



                                       37                            (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


       The Company made several acquisitions in Extended Care Services through fiscal 1998 (see note 5). However, to date, the subsidiary has operated unprofitably. As a result, in the first quarter of 1999, the Company sold substantially all of its Extended Care Services operations and is making selective reductions in operating and general and administrative costs. Extended Care Services represented approximately 25 percent of net revenues for fiscal 1999.

       Effective March 11, 1997, Extended Care Services obtained a $4,000,000 revolving credit facility to finance its receivables. Borrowings on the credit facility were limited to qualified accounts receivable. Also, the Company borrowed $500,000 in October 1997 and again in July 1998 on a line of credit guaranteed by certain officers and directors of the Company. In July 1998, the Company borrowed $2,000,000 to finance a settlement with MEDIQ (note 11). In June 1999, the Company increased its borrowing under a line of credit from $500,000 to $1.3 million.

       On August 24, 1999, Extended Care Services notified the state of Delaware about its intent to dissolve under Section 275 of the General Corporation Law of the State of Delaware. Subsequent to the filing, Extended Care Services informed all known and foreseeable creditors about its intent for dissolution. Extended Care Services has begun preparing a dissolution plan for which to pay its creditors. Extended Care Services expects its plan of dissolution will be approved by the Delaware Court of Chancery in fiscal year 2000. MHM Extended Care Services, Inc. has total assets of $81,000 and total liabilities to external creditors of $1,189,000 at September 30, 1999. If the plan of dissolution is approved by the Delaware Court of Chancery, the Company will be relieved of approximately $1,108,000 of liabilities to external creditors.

       Proceeds from the sales of the Company's inpatient facilities and substantially all of its Extended Care Services operations have provided the Company with sufficient cash to fund the Company's working capital needs as the Company continues to sustain operating losses. With the sale of the unprofitable operations of Extended Care Services in 1999, the Company expects that its remaining operations will be profitable, but it recognizes the level of profits may be insufficient to cover all of the Company's general and administrative expenses. Therefore, continuing operations will remain dependent upon the Company securing additional contracts in Correctional Services and obtaining additional working capital. There can be no assurance that any of such events will occur or, if they do occur, that the impact on cash flows will be sufficient to enable the Company to continue its operations.

(3)    JOINT VENTURE

       In August 1994, the Company formed a joint venture (Joint Venture) to combine its contract management business with that of Horizon Mental Health Services, Inc. (Horizon) of Denton, Texas. The Joint Venture, which was owned 27.5 percent by the Company and 72.5 percent by Horizon, managed both companies' hospital behavioral health care contracts. The terms of the Joint Venture provided for the Company's continued ownership of its management contracts and the assignment to the Joint Venture of the operating responsibilities and revenues related to such contracts.

       In March 1995, Horizon completed its initial public offering, and, in accordance with the terms of the Joint Venture Agreement, acquired the Company's interest in the Joint Venture for approximately $9,600,000 (net of related expenses). The sale resulted in a gain of approximately $500,000 (net of income taxes of $3,000,000). In connection with the sale, the Company assigned to Horizon all of its rights and interest in its management contracts, including related accounts receivable.

       The Company was involved in litigation with Horizon involving the Company's right to certain cash flows as part of the sale of its interest in the Joint Venture. In May 1997, the Supreme Court of Delaware upheld a court award in the Company's favor for approximately $459,000. This amount is reported in other income in 1997.

(4)    SALE OF FREESTANDING FACILITIES

       On April 5, 1996, the Company sold Oakview Treatment Center to a non-profit corporation affiliated with a privately owned operator of two psychiatric hospitals for $50,000 in cash and $2,150,000, evidenced by two



                                       38                            (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


       promissory notes payable to the Company. For financial statement purposes, the notes were recorded using the cost recovery method of accounting at an estimated net realizable value of $1,400,000. This was equal to the net book value of the Oakview Treatment Center immediately prior to the sale. The notes were collateralized by the real property sold. On July 31, 1998, due to lack of payment on the promissory notes, the Company declared the notes to be in default. As a result, the Company reacquired Oakview Treatment Center in a foreclosure sale on September 11, 1998. The property was reacquired subject to a junior lien held by the Internal Revenue Service (IRS). At September 30,1998, the notes receivable due from the purchaser totaled $1,172,000 and are reported as repossessed property in the accompanying balance sheets. The Company entered into an agreement to resell the property in fiscal 1998. The sale was settled on March 8, 1999 and resulted in a gain of approximately $299,000 in fiscal 1999.

       The Company sold its last freestanding behavioral health facility, Mountain Crest Hospital, on April 17, 1998. The hospital operations, together with certain assets previously leased by the Hospital, were sold to Poudre Valley Hospital for a cash purchase price of approximately $6,500,000. In connection with the sale to Poudre Valley, the Company acquired the previously leased assets for a purchase price of $2,700,000. As a result of this sale, the Company reported a pretax gain of approximately $2,400,000 in fiscal 1998.

(5)    ACQUISITIONS

       (a)    HCI SERVICES

              In November 1993, Extended Care Services acquired substantially all of the assets and assumed certain liabilities of Atlanta-based ICH Services, L.L.C. (ICH) (successor to HCI Services, Inc.), which provided behavioral health and other specialized medical services under annual contracts with extended care facilities. The operating results are included in the Company's consolidated results of operations from the date of acquisition. The purchase price consisted of 660 shares of the Company's common stock, as well as certain additional consideration payable in cash or additional shares of the Company's common stock at the option of the former ICH members, after the third anniversary of the acquisition (November 18, 1996) in an amount equal to approximately 20 percent of the appraised fair market value of the acquired operations.

              On December 16, 1998, Extended Care Services entered into an agreement with another organization to divest substantially all of the assets acquired from ICH related to the delivery of mental health services to patients of extended care facilities in the state of Georgia. No consideration was received; however, the Company was relieved of managing the business. Losses of approximately $75,000 consisting of the writedown of related intangible assets were recognized in fiscal 1998 in anticipation of this transaction.

              On September 9, 1999, the Company negotiated a final settlement with the former partners of ICH to pay the additional consideration with 500 shares of the Company's common stock. The common stock was issued in September 1999 at its fair value of approximately $109,000. At the time of settlement, substantially all the assets previously acquired had been sold. Therefore, the effect of this settlement resulted in a reversal of amounts previously accrued totaling $337,000, a write down of remaining goodwill totaling $209,000, and the remainder credited to other income, net.

       (b)    MHM COUNSELING SERVICES

              In December 1995, Extended Care Services acquired the behavioral healthcare clinic operations of National Mentor, Inc. located in Charlestown and Taunton, Massachusetts. The Company changed the name of the clinics to MHM Counseling Services and relocated the Charlestown clinic to Cambridge. The purchase price included cash of $150,000 and a $338,000 term loan payable in 36 monthly installments. The purchase price was allocated primarily to intangible assets. The operating results of the acquired business are included in the Company's consolidated results of operations from the date of acquisition.

       (c)    LIBERTY BAY

              Effective as of December 1, 1996, Extended Care Services acquired, pursuant to an Agreement (the Liberty Bay Agreement) by and among the Company, MHM Extended Care Services, Inc., Liberty Bay Colony Health Services, Inc. (Liberty Bay) and Liberty Management Group, Inc. (Liberty Management),



                                       39                            (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


              certain assets and contractual rights from Liberty Bay which constituted Liberty Bay's geropsychiatric management services operations in Massachusetts. Extended Care Services has integrated these operations with MHM Counseling Services and the combined operations from the date of acquisition operate under the name "MHM/Bay Colony Counseling Services", and, as a result of the acquisition and continued development, serve approximately 115 extended care facilities.

              As consideration for the purchase, Extended Care Services paid Liberty Bay $150,000 in cash and issued a promissory note in the principal amount of $150,000. The purchase price was primarily allocated to intangible assets. The note provides for quarterly interest payments at an annual rate of 9 percent and the payment of the principal amount in one installment on December 1, 1999. Extended Care Services obtained an extension of the payment of the principal amount of the note to December 31, 2000. The Company also agreed to pay Liberty Bay additional consideration consisting of 20 percent of "cash flow" (as such term is defined in the Liberty Bay Agreement) from the acquired contracts over the five year period commencing December 1, 1996. Such additional consideration is calculated, paid, and expensed annually by the Company and totaled approximately $0 and $37,000 for years beginning December 1, 1998 and 1997, respectively.

              On December 31, 1998, Extended Care Services entered into an agreement with another organization to sell certain of the assets acquired from National Mentor, Inc., Liberty Bay and Liberty Management related to the delivery of outpatient mental health services and services to patients of extended care facilities in the state of Massachusetts. These assets were sold for $850,000, which will result in a gain on sale of approximately $290,000 in fiscal 1999.

       (d)    APOGEE

              Effective as of March 31, 1997, Extended Care Services acquired certain assets and contractual rights related to the long-term care operations of Apogee, Inc. in Pennsylvania and Tennessee, consisting of contracts with approximately 263 facilities. The operating results are included in the Company's consolidated results of operations from the date of acquisition.

              As consideration for the purchase, the Extended Care Services paid $100,000 in cash, issued a three year promissory note in the principal amount of $125,000, and the Company issued 400 shares of common stock of MHM Services, Inc. at $250 per share. The purchase price was primarily allocated to intangible assets. The note provides for interest payments six months after the closing date for the first two quarters and quarterly thereafter at an annual interest rate of 7 percent and annual principal payments. Extended Care Services also agreed to pay Apogee additional consideration consisting of 20 percent of "net cash collected" (as such term is defined in the Apogee Agreement) from the acquired operations over a five year period commencing March 31, 1997. Such additional consideration is calculated annually by the Company and did not result in additional consideration for the years beginning March 31, 1997 or 1998.

              On December 16, 1998, the Company entered into an agreement with another organization to divest certain assets related to the delivery of mental health services to patients of extended care facilities in the state of Tennessee. No consideration was received; however, the Company was relieved of managing the business. The sale resulted in a loss of $4,000 which was recognized in fiscal 1999. Losses of approximately $176,000 consisting of the write down of related intangibles were recognized in fiscal 1998.

              On December 31, 1998, the Company entered into an agreement with another organization to sell certain assets related to the delivery of mental health services to patients of extended care facilities in the state of Pennsylvania. The total consideration for this transaction was $170,000 of which $20,000 was paid at closing and the remaining $150,000 was in the form of a promissory note payable, in its entirety, on March 30, 1999. The assets acquired by the purchaser in this transaction secure this note. This transaction resulted in a gain on the sale of approximately $15,000 in fiscal 1999.

(6)    WRITEDOWN OF LONG-TERM ASSETS

       In September 1997, the Company decided to dispose of the Florida and North Carolina operations of Extended Care Services and close its Atlanta, Georgia billing office. In connection with these decisions, the Company



                                       40                            (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


       determined that the recoverability of goodwill relating to the HCI acquisition (note 5) was permanently impaired. The Company evaluated the carrying value of goodwill based on cash flow analysis and estimated disposal values. As a result, the carrying value of goodwill and other intangibles relating to these operations were written down resulting in a charge of $696,000 in the year ended September 30, 1997.

       In September 1998, the Company decided to sell certain additional assets and contractual rights related to the Extended Care Services. In connection with this decision, the Company determined that the recoverability of remaining goodwill and other intangible assets relating to a portion of the HCI Services and Apogee acquisitions (note 5) was permanently impaired. As a result, the carrying value of goodwill and other intangibles relating to these operations were written down resulting in a charge of $430,000 in the year ended September 30, 1998.

       HCI Services and Apogee collectively represent revenues of $2,919,000, $5,028,000, and $4,771,000, for the years ended September 30, 1999, 1998, and 1997, respectively. HCI Services and Apogee collectively represent net losses of $371,000, $1,205,000 and $2,645,000 for the years ended September 30, 1999, 1998 and 1997, respectively.

       As a result of sales of assets related to Extended Care Services described above and in note 4, the Company has no ongoing revenues from those operations. Had these sales of assets taken place at the beginning of fiscal year 1999, the Company's total revenues for the year ended September 30, 1999 would have been approximately $15,895,000. Similarly, the Company's net loss for the year ended September 30, 1999 would have been approximately $804,000 and its loss per share (basic and diluted) would have been approximately $(117.87).

(7)    THIRD-PARTY PAYORS

       The Company had agreements with third-party payors that provided for payments for patient services at amounts that differed from its established rates. The Company is in the process of negotiating final settlements for prior reporting periods relating to filed cost reports for a freestanding behavioral health facility sold in 1998.

       Tentative and final settlements with all third-party payors for prior cost reporting periods have resulted in adjustments to decrease fee-for-service revenue by approximately $1,056,000 for 1999 and increase fee-for-service revenue by $762,000 and $965,000 for 1998 and 1997, respectively.

       A summary of the payment arrangements that the Company had with major third-party payors relating to operations which have all been sold as of September 30, 1999, is as follows:

       (a)    MEDICARE

              Inpatient non-acute services, certain outpatient services and defined capital costs related to Medicare beneficiaries are paid primarily on a cost reimbursement basis. The Company is reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of annual cost reports by the Company and audits thereof by the Medicare fiscal intermediary.

       (b)    OTHER THIRD-PARTY PAYORS

              The Company has also entered into payment agreements with certain commercial insurance carriers, health maintenance organizations and preferred provider organizations. The basis for payment to the Company under these agreements includes prospectively determined rates per discharge, discounts from established charges and prospectively determined daily rates. Services rendered to Blue Cross subscribers are paid based upon the provisions of individual plans and include payment of predetermined rates or a percentage of charges.

       (c)    EXTENDED CARE SERVICES

              Professional services provided to residents of extended care facilities are paid primarily on a fee-for-service basis. Medicare is the primary payor for such services. The Company is reimbursed based on fee schedules and is subject to prepayment and retroactive reviews of medical necessity conducted by the intermediary.



                                       41                            (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


(8)    OTHER CURRENT ASSETS

       Other current assets includes the following:


                                               1999              1998
                                            ----------        ----------
Deposit                                     $   75,000                --
Pharmaceutical supplies                        173,000           163,000
Other current assets                            21,000             8,000
                                            ----------        ----------
                                            $  269,000           171,000
                                            ==========        ==========


(9)    PROPERTY AND EQUIPMENT

       Property and equipment includes the following:


                                                    1999               1998
                                                -----------         -----------
Leasehold and improvements                      $    23,000              21,000
Furniture, fixtures, and equipment                  761,000             968,000
Equipment under capital lease                       187,000             323,000
                                                -----------         -----------
                                                    971,000           1,312,000
Less accumulated depreciation                      (829,000)           (977,000)
                                                -----------         -----------
                                                $   142,000             335,000
                                                ===========         ===========


       Depreciation expense related to property and equipment was $120,000, $191,000, and $185,000 for 1999, 1998, and 1997, respectively.

(10)   OTHER ACCRUED EXPENSES

       Other accrued expenses includes the following:


                                              1999               1998
                                           -----------        -----------
Accrued refunds                            $     6,000            166,000
Accrued professional fees                      330,000            665,000
Accrued pharmaceutical costs                   491,000            284,000
Accrued miscellaneous taxes                    106,000            184,000
Other accrued expenses                         152,000            755,000
                                           -----------        -----------
                                           $ 1,085,000          2,054,000
                                           ===========        ===========


(11)   LONG-TERM DEBT

       (a)    MEDIQ

              In connection with the spin-off of the Company by MEDIQ, its former corporate parent, on August 31, 1993, the Company executed a five-year note (the MEDIQ Note) for the balance of unpaid payment obligations imposed on the Company by MEDIQ and described by MEDIQ as management fees and intercompany interest. The original principal amount of the MEDIQ Note was $11,500,000 which bore interest at a rate of prime plus 1.5 percent, with monthly payments of interest only through September 1995 and then monthly principal and interest payments for the following three



                                       42                            (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


              years. Principal payments of $767,000 were made in 1996 and additional principal payments of $256,000 representing the contractually required principal payments for October 1996 through January 1997, were made as of September 30, 1997, based on a fifteen year amortization period, with the balance due on August 31, 1998.

              The Company filed a complaint on February 10, 1997 in Superior Court of New Jersey, Law Division against MEDIQ alleging that the MEDIQ Note is invalid on the grounds that MEDIQ breached its fiduciary obligations in connection with forcing the Company to execute the MEDIQ Note, the MEDIQ Note lacks consideration, the MEDIQ Note is unconscionable and it unjustly enriches MEDIQ at the Company's expense. The case was then transferred by the Court of Camden, New Jersey. The Company asked the Court to declare the MEDIQ Note null and void, require MEDIQ to return to the Company all payments MEDIQ has received under the MEDIQ Note and award the Company compensatory, consequential and punitive damages. The Company remained current in its payments under the MEDIQ Note until filing the lawsuit at which time it withheld payments commencing with the payment due for February 1997 and all subsequent payments. The Company received notice from MEDIQ by letter dated February 11, 1997 stating that as a result of the Company's withholding of the February installment due under the MEDIQ Note, MEDIQ claims to have accelerated all principal and interest due under the MEDIQ Note. For fiscal year ended September 30, 1997, the outstanding amount owed by the Company under the MEDIQ Note ($10,478,000) was classified as a current liability. Additionally, the Company had accrued interest payable under the terms of the note of $777,000 and other accrued expenses of $242,000 as of September 30, 1997.

              On November 21, 1997, a Judge of the New Jersey Superior Court, Law Division, Camden County, entered a summary judgement against the Company and in favor of MEDIQ. The adverse decision dismissed the Company's suit against MEDIQ and as a result, judgement was entered in MEDIQ's favor for the full principal balances and related accrued interest. The Law Division also denied the Company's request for a stay in the entry of execution of the judgement.

              On July 15, 1998, the Company and MEDIQ settled the $11,800,000 judgement against the Company. In return for a cash payment of $3,000,000 by the Company, MEDIQ has vacated its claim, and released the Company and its affiliates from any and all other liabilities; provided, however, no bankruptcy proceedings involving the Company occur which result in MEDIQ repaying all or part of the settlement amount it received. The settlement resulted in an extraordinary gain for fiscal 1998 of approximately $9,185,000.

              A $2,000,000 note obtained from HealthCare Financial Partners as well as draws on the Company's existing line of credit funded the settlement. The $2,000,000 note was collateralized by substantially all the assets of the Company, had a six month term which expired in January 1999, carried interest at prime plus two percent, required a two percent commitment fee, and a completion fee of an additional two percent.

       (b)    REVOLVING CREDIT FACILITY

              Effective March 11, 1997, Extended Care Services entered into a $4,000,000 revolving credit facility with HealthCare Financial Partners. The facility bore interest at prime plus 2.25 percent, was secured by accounts receivable, and expired in March 1999. The loan was also secured by the stock of the Company's subsidiary, Extended Care Services. The amount of credit available fluctuated based on the amount of qualified accounts receivable. As of September 30, 1999 and 1998, the Company had $0 and $344,000 outstanding under this facility, respectively.

       (c)    LINE OF CREDIT

              In October 1997, the Company borrowed an aggregate of $500,000 under a line of credit with Bank of America, which debt was guaranteed by Michael S. Pinkert, President and Chief Executive Officer, William P. Ferretti, Director and Lee Calligaro former Vice President and General Counsel of the Company. The line of credit permitted maximum borrowings by the Company of $500,000 and was originally due on March 31, 2000.



                                       43                            (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


              In June 1999, the Company increased this line of credit to a maximum borrowing capacity of $1,300,000 with a commitment fee of .5 percent. The line of credit is due in May 2000 and bears interest at the Eurodollar rate plus 2.6 percent, per annum (weighted-average interest rate of 9.9 percent at September 30, 1999). As of September 30, 1999, the Company had drawn $1,000,000 against this line.

              Mr. Pinkert personally guaranteed the entire line of credit. For his guaranty, the Company granted, in June 1999, 180 warrants to purchase stock of the Company at $50 per share. William Ferretti, John Silverman, Dr. Jacob Shipon, directors of the Company, and Lee Calligaro, have indemnified Mr. Pinkert on his guarantee in the extent of $550,000. For their indemnifications, the Company granted to each indemnitor on a pro rata basis based on their individual indemnification, a total of 198 warrants to purchase stock of the Company at $50 per share. As a fee to the guarantor and idemnitors for the ongoing risks represented by the guarantee and indemnification obligations, for each month during which the guarantee and indemnification obligations are outstanding, warrants for the number of shares as are equal in value (at a price of $50 per share) to one and one-half percent of the average loan balance which is outstanding during the month will be issued. Expenses totaling approximately $84,000 were recorded in 1999 as a result of the issuance of these warrants.

              Also in June 1999, Mr. Pinkert, Mr. Ferretti, and Mr. Calligaro, guarantor and idemnitors of the original line of credit of $500,000, who earned warrants of 210, 70, and 70, respectively, during the period that the original obligation was outstanding, were granted a reduction in the warrant exercise price of these warrants to $50 per share to purchase Company stock. Expense totaling approximately $59,000 was recorded in 1999 for the reduction in the warrant exercise price.

       (d)    TERM LOANS AND CAPITAL LEASE OBLIGATIONS

              At September 30, 1999 and 1998, term loans totaling $192,000 and $339,000, respectively, represent various notes payable relating to the Apogee, Liberty Bay, and MHM Counseling acquisitions which bear interest at rates ranging from 7 percent to 9 percent and terms through March 2000 (see note 5). The note to Mentor totaling $47,000 at September 30, 1999, is in technical default for nonpayment of principal due to the dissolution of Extended Care Services and therefore is classified as a current liability in the consolidated financial statements.

              Capital lease obligations totaling $21,000 and $72,000 at September 30, 1999 and 1998, respectively, are payable in monthly installments including interest at rates ranging from 9 percent to 13 percent through January 2001 and are collateralized by certain assets with a net book value of $40,000 and $76,000, respectively.

       (e)    NOTES PAYABLE

              At September 30, 1999 and 1998, the Company had promissory notes outstanding totaling $187,000 and $69,000, respectively. The notes were issued to insurance underwriters to finance the purchase of certain insurance policies. The notes are being repaid in monthly installments with interest of 8 percent and are due in 2000. The notes are secured by prepaid insurance premiums which are classified as prepaid expenses in the accompanying consolidated balance sheets.

              Scheduled maturities of all long-term debt are as follows:


YEAR ENDING SEPTEMBER 30
2000                                             $    275,000
2001                                                    5,000
                                                 ------------
                                                 $    280,000
                                                 ============



                                       44                            (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


(12)   COMMITMENTS AND CONTINGENCIES

       (a)    LEASES

              The Company leases certain equipment and office facilities under non-cancelable operating leases. The future minimum lease payments required under operating leases are as follows:


YEAR ENDING SEPTEMBER 30
2000                                              $    168,000
2001                                                   173,000
2002                                                   169,000
2003                                                   155,000
2004                                                    81,000
                                                  ------------
  Total future minimum lease payments             $    746,000
                                                  ============

              Lease expense was $357,000, $938,000, and $1,496,000 for 1999,
              1998, and 1997, respectively.

       (b)    LITIGATION

              The Company is involved in various other legal proceedings incidental to its business, some of which may be covered by insurance. The Company knows of no litigation, either pending or threatened, which is likely to have a material adverse effect on the Company's consolidated financial position.

       (c)    CONTINGENCIES

              On March 2, 1998, the Company was notified that a claim for refund of certain Medicare payments is being made against Supportive Counseling Centers (SCC) to which a subsidiary of Extended Care Services previously provided management services. The claim is being asserted by the Medicare fiscal intermediary which was responsible for processing and paying SCC's claims for Medicare payments, and arises from post payment review by the fiscal intermediary. The claim, which seeks approximately $1,700,000 in refunds, relates to Medicare reimbursements paid to SCC prior to any involvement of Extended Care Services subsidiary as well as during the period in which management services were provided to SCC. No claim has been asserted against the Company or its subsidiary, and the Company does not believe that it has any liability with respect to the claims made against SCC.

              On November 23, 1998, the Company received a notice from the Massachusetts Peer Review Organization, Inc. (MassPro), that MHM Counseling Services, through a clinic located in Taunton, Massachusetts, owned by Extended Care Services, had failed to comply with certain regulations, rules, standards and statutes applicable to providers participating in the Massachusetts Medical Assistance Program. As a result of MassPro's audit of payments made in 1997 to MHM Counseling Services for services provided to 25 Medicaid recipients at the Taunton facility, MHM Counseling Services was requested to repay the Massachusetts Medical Assistance Program an extrapolated amount of approximately $215,000. The Company has appealed this determination, but has not received a report of the results of this appeal. On June 3, 1999, MHM Counseling Services received another notice from MassPro, that the counseling service clinic located in Cambridge, Massachusetts had failed to comply with certain regulations, rules, standards and statutes applicable to providers participating in the Massachusetts Medical Assistance Program. As a result of Mass Pro's audit of payments made in 1997 to MHM Counseling Services for services provided to 26 Medicaid recipients at the Cambridge facility, MHM Counseling Services was requested to repay the Massachusetts Medical Assistance Program an extrapolated amount of approximately $1,019,000. The Company has vigorously appealed these findings with the State.

              In reference to the above claims, it is the Company's position that extrapolating the results from a limited sample from a review of a subset of certain professionals is not valid when applied to a group of other professionals. Furthermore, the samples selected were not based on a statistically valid sampling methodology. Therefore, in the Company's view, extrapolation is not appropriate. Based upon the Company's review of claims audited by MassPro the Company believes it will prevail in reducing the



                                       45                            (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


              amount of repayment requested and is vigorously appealing the initial findings by MassPro. At September 30, 1999, the Company has reserved approximately $615,000 and believes this amount is sufficient to cover any potential settlements with MassPro. It is reasonably possible that any potential settlement will differ from the amounts reserved.

              On July 14, 1999, the Company became aware that a notice of a post-payment review of claims processed in 1998 from the CIGNA HealthCare Medicare Administration (CIGNA), was sent to Psychiatric Specialty Group, the (Practice). MHM Extended Care Services Inc. managed the Practice in 1998. The notice indicated that there were certain deficiencies in the medical records of fifteen beneficiaries' records reviewed and indicated an overpayment of $4,100. As a result, CIGNA is now proceeding to perform a statistically valid random sample audit. The Practice is required to immediately repay the overpayment of $4,100 identified in the audit and such repayment has been reserved in the Company's consolidated financial statements at September 30, 1999. The Company does not believe its ultimate liability will exceed the amount reserved.

       (d)    MALPRACTICE INSURANCE

              The Company has a general and professional liability policy that is written on a claims-made basis with a five year prepaid extended reporting period. This means coverage is extended for events reported sixty months after the policy ends, as long as the event occurred during the policy period. The coverage per occurrence is $1,000,000 with a $3,000,000 aggregate.

(13)   CONCENTRATION OF CREDIT RISK

       Approximately 78 percent, 37 percent, and 3 percent of the Companies revenues for the years ended September 30, 1999, 1998, and 1997, respectively, relates to amounts earned under five contracts to provide mental health services to correctional and long-term care facilities in three states. Contracts with revenues exceeding 10 percent of the Company's total consolidated revenues were as follows:


                                                              YEARS ENDED SEPTEMBER 30,
                                                   ------------------------------------------------
                                                         1999             1998             1997
                                                   ---------------   --------------   --------------
Georgia Department of Corrections                             49%              29%               2%
Tennessee Department of Corrections                           12%               7%               1%
Georgia Department of Medical Assistance                      20%              12%              17%

       The Company's accounts receivable are primarily from Correctional Services for services rendered to the states and a prime contractor with which MHM has contracted. Accounts receivable under these contracts with an outstanding balance of 10 percent or greater at September 30, 1999, are as follows:


                                                                       SEPTEMBER 30, 1999
                                                                    --------------------------
Georgia Department of Medical Assistance                                       31%
Prison Health Services                                                         16%
Tennessee Department of Corrections                                            48%



                                       46                            (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


(14)   INCOME TAXES

       Income tax (benefit) expense consists of the following:


                                                       1999             1998              1997
                                                     ---------        ---------        ---------
Current:
    Federal                                          $      --               --               --
    State                                               39,000           93,000               --
                                                     ---------        ---------        ---------
                                                        39,000           93,000               --
                                                     ---------        ---------        ---------
Deferred:
    Federal                                                 --               --               --
    State                                                   --               --               --
                                                     ---------        ---------        ---------
                                                            --               --               --
                                                     ---------        ---------        ---------
                   Total income tax (benefit)
                     expense                         $  39,000           93,000               --
                                                     =========        =========        =========


       The differences between the effective income tax (benefit) expense and the income tax (benefit) expense computed using the U.S. Federal income tax rate are as follows:


                                                         1999               1998                 1997
                                                     -----------         -----------         -----------
Statutory expense (benefit)                          $  (862,000)           (386,000)         (1,676,000)
State income tax (benefit) expense                       (89,000)             93,000             (71,000)
Increase in valuation allowance                        1,052,000             383,000           1,668,000
Goodwill amortization                                         --                  --               5,000
Other items, net                                         (62,000)              3,000              74,000
                                                     -----------         -----------         -----------
                   Total income tax (benefit)
                     expense                         $    39,000              93,000                  --
                                                     ===========         ===========         ===========


       The reconciliation presented above reflects tax expense from income
       (loss) before extraordinary items. For 1998, the MEDIQ extraordinary gain of $9,185,000 does not result in any tax expense. This is due to the extraordinary gain qualifying for income exclusion under Internal Revenue Code (IRC) Section 108 and utilization of net operating loss carry-forwards.

       Significant components of deferred tax assets and liabilities follow:


                                                         1999                1998
                                                      -----------         -----------
Assets:                                               $
    Allowance for doubtful accounts                       130,000           1,709,000
    Net operating loss carryforwards                    4,885,000           1,716,000
    Writedown of long-term assets                              --             434,000
    Other                                                  58,000             105,000
                                                      -----------         -----------
                                                        5,073,000           3,964,000
    Valuation allowance                                (4,964,000)         (3,912,000)
                                                      -----------         -----------
                                                          109,000              52,000
Liabilities - prepaid expenses                            109,000              52,000
                                                      -----------         -----------
                   Net deferred tax asset             $        --                  --
                                                      ===========         ===========



                                       47                            (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


       At September 30, 1999, for income tax purposes, the Company had federal operating loss carry-forwards of approximately $11,900,000 expiring through 2019. The income exclusion under IRC Section 108 causes a reduction in tax attributes; thus net operating loss carry-forwards are reduced accordingly. The change in valuation allowance was an increase of $1,052,000 in 1999 and an increase of $383,000 in 1998.

(15)   RELATED-PARTY TRANSACTIONS

       (a)    INTEREST EXPENSE - MEDIQ

              The Company incurred interest expense related to the note payable to MEDIQ of $0, $757,000, and $1,042,000 in 1999, 1998, and 1997,
              respectively.

       (b)    SERVICES AGREEMENT  - MEDIQ

              From April 1, 1993 through September 30, 1996, the Company obtained certain legal, accounting, tax and risk management services from MEDIQ at prescribed rates pursuant to a services agreement. The service agreement terminated in 1996. Fees for such services, were $30,000 for fiscal 1997, and are included in general and administrative expenses.

(16)   STOCK OPTIONS AND WARRANTS

       (a)    OPTIONS

              The Company has a Stock Option Plan (the Stock Option Plan) and a Stock Option Plan for Non-Employee Directors (the Directors' Stock Option Plan). Under the Stock Option Plan, up to 900 shares of the Company's common stock may be subject to stock options granted to officers and key employees of the Company. Under the Stock Option Plan for Non-Employee Directors there is no limitation of the Company's common stock that may be subject to stock options granted. Options vest at 20 percent each year and may not be granted for a term in excess of ten years from the date of grant. On January 30, 1997, all outstanding options, which totaled 467, were re-priced at an exercise price of $250.00. As of September 30, 1999, options to acquire 402 shares of stock were exercisable under the Stock Option Plan and options to acquire 32 shares of stock were exercisable under the Directors' Stock Option Plan. Exercise prices of stock options granted represent fair market value of the common stock at date of grant, or for the re-priced options, at January 30, 1997.

              The Company applies APB Opinion No. 25 in accounting for its stock option plan for options granted to employees and directors and, accordingly, no compensation expense for stock options has been recognized in the consolidated financial statements. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) would have been decreased (increased) to the pro forma amounts indicated below:


                                                         YEARS ENDED SEPTEMBER 30,
                                                  1999             1998             1997
                                            ---------------    --------------   ------------
Net income (loss):
    As reported                             $   (2,571,000)        7,996,000     (4,789,000)
    Pro forma                                   (2,607,000)        7,961,000     (4,808,000)

Income (loss) per common share:
    As reported                                    (376.92)         1,181.44        (732.37)
    Pro forma                               $      (382.20)         1,176.27        (735.28)


                                       48                            (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


              The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions generally used for grants in 1999, 1998 and 1997, respectively: dividend yield of 0 percent (all years); expected volatility 116.85, 126.51 and 132.79 percent; risk-free interest rate of 4.98, 5.66 and 6.46 percent; and expected lives of 3 years for options granted in 1999 and 8 years for options granted in 1998 and 1997.

              A summary of the status of the Company's stock options as of September 30, 1999, 1998, and 1997, and changes during the years ended on those dates is presented below:


                                               1999                             1998                              1997
                                  ----------------------------       ----------------------------       ---------------------------
                                                     WEIGHTED                           WEIGHTED                          WEIGHTED
                                                     AVERAGE                             AVERAGE                           AVERAGE
                                                    EXERCISE                            EXERCISE                          EXERCISE
                                   SHARES             PRICE           SHARES             PRICE           SHARES             PRICE
                                  ---------         ---------        ---------         ---------        ---------         ---------
Outstanding at beginning
    of year                             764         $  380.00              719         $  360.00        $     519         $1,640.00
Granted                                 225            310.00              190            420.00              330            490.00
Exercised                                --                --              (50)           250.00               (6)           250.00
Forfeited                               (95)           395.00              (95)           370.00             (124)           740.00
                                  ---------         ---------        ---------         ---------        ---------         ---------
Outstanding at end of year              894            360.00              764            380.00              719            360.00
                                  ---------         ---------        ---------         ---------        ---------         ---------
Options exercisable at
    end of year                         434            325.00              363            295.00              352            250.00

Weighted-average fair value
    of options granted
    during the year               $  220.00                          $  395.00                          $  465.00
                                  =========                          =========                          =========


              The following table summarizes information about stock options outstanding at September 30, 1999:


                           OPTIONS OUTSTANDING                                 OPTIONS EXERCISEABLE
-------------------------------------------------------------------------   ---------------------------
                                             WEIGHTED-         WEIGHTED-                     WEIGHTED-
                                              AVERAGE           AVERAGE                       AVERAGE
     EXERCISE                                REMAINING         EXERCISE                      EXERCISE
      PRICES                  NUMBER      CONTRACTUAL LIFE      PRICE        NUMBER           PRICE
--------------------         --------     ----------------     --------     --------         --------
  $250.00 - $375.00               681             6.70         $ 285.00          350         $ 260.00
  500.00  -  750.00               213             7.91           615.00           84           610.00
--------------------         --------         --------         --------     --------         --------
 $250.00 -  $750.00               894             7.01         $ 360.00          434         $ 325.00
====================         ========         ========         ========     ========         ========

       (b)    WARRANTS

              On July 15, 1998, the Company issued warrants to purchase 600 shares of common stock at $5.00 per share to HealthCare Financial Partners (HCFP), in exchange for HCFP granting the Company a $2,000,000 note payable used to fund the MEDIQ settlement (see note 11). The warrants are immediately exercisable and will expire on July 15, 2003. This resulted in an expense of $128,000 that served to reduce the MEDIQ gain.

              On July 15, 1998, the Company issued warrants to purchase 290 shares of common stock at $250.00 per share (which exceeded the current fair value of each share) to the Company's Chief Executive Officer in exchange for an $800,000 personal guarantee on the $2,000,000 note payable to HCFP. The warrants are immediately exercisable and will expire on July 15, 2008. No expense was attributed to this grant.

              On October 1, 1997, the Company issued warrants to purchase 180 shares of common stock at $755.00 per share to certain members of the Company's senior management and a certain Board member in exchange for personal guarantees on the $500,000 Bank of America line of credit



                                       49                            (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                       September 30, 1999, 1998, and 1997


              (see note 11). In addition, for each month there was an outstanding balance on the line of credit, the Company issued additional warrants to purchase shares of common stock at $755.00 per share. As a result, during fiscal 1998, an additional 91 warrants were granted. All of the warrants are immediately exercisable and have no expiration period. No expense was attributed to these grants in fiscal 1998, as to the exercise price exceeded the stock's fair value on each date of grant.

              In June 1999, the Company increased the line of credit to $1,300,000. In exchange for guarantees and indemnifications by officers and directors as described in note 11, the Company repriced 351 warrants previously granted to these individuals from an exercise price of $755.00 per share to $50.00 per share of the Company's stock. Expense totaling approximately $59,000 was recorded in 1999 for the reduction in warrant exercise price. The Company also granted these individuals a total of 498 warrants for shares of the Company's stock at $50.00 per share. These warrants do not expire and are immediately exercisable. Expense totaling approximately $84,000 was recorded in 1999 for the issuance of these warrants.

              At September 30, 1999, the Company had a total of 1,739 warrants outstanding with exercise prices ranging from $5.00 to $250.00 and remaining lives ranging from 4 to 10 years.

(17)   RETIREMENT PLAN

       The Company has a 401(k) plan (the Plan). Employees, who are age 21 or older, are eligible to join the Plan upon completion of six months of service. The Plan provides that the Company will make a matching contribution equal to $0.50 for each $1.00 contributed by a participant not to exceed 1.5 percent of a participant's compensation. The Company's matching contribution is made in cash to be used to purchase shares of common stock of the Company for the accounts of the participants. For the years ended September 30, 1999, 1998, and 1997, the Company's contributions were $29,000, $44,000, and $38,000, respectively.

(18)   FOURTH-QUARTER RESULTS (UNAUDITED)

       The Company experienced net income of approximately $116,000 in the fourth quarter of 1999 as a result of increased revenues from Correctional Services contracts, reduction in operating expenses and general and administrative expenses from the wind down of operations sold in Extended Care Services.

(19)   SUBSEQUENT EVENT

       On March 21, 2000, the Board of Directors approved a plan to declare a 500 to 1 reverse stock split of all issued and outstanding shares. The record date for the reverse stock split was March 21, 2000. The Company purchased all fractional shares resulting from this transaction based on a pre-split fair market value of $.45 per share, totaling approximately $66,000.

       The number of authorized shares and the par value of common stock were not affected by the reverse stock split. The effect of the reverse stock split has been retroactively reflected in the consolidated balance sheets and consolidated statements of stockholders' deficit for all periods presented. All references to the number of common shares and per share amounts elsewhere in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the split for all periods presented.

                               MHM SERVICES, INC.
                                AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                                   THREE MONTHS ENDED JUNE 30,          NINE MONTHS ENDED JUNE 30,
                                                                 ------------------------------       ------------------------------
                                                                     2000              1999               2000             1999
                                                                 ------------      ------------       ------------     ------------
 Net revenues:
               Capitated revenues                                $  4,769,000      $  4,391,000       $ 13,972,000     $ 11,616,000
               Net fee-for-service revenue                            277,000            60,000            497,000        2,636,000
                                                                 ------------      ------------       ------------     ------------
                                                                    5,046,000         4,451,000         14,469,000       14,252,000


 Costs and expenses:
               Operating                                            3,922,000         3,839,000         11,115,000       11,409,000
               General and administrative                           1,051,000         1,104,000          2,895,000        4,049,000
               Provision for bad debts                                (36,000)          (63,000)            68,000        1,053,000
               Depreciation and amortization                           24,000            34,000             72,000          206,000
 Other (credits) charges:
               Interest expense                                        39,000            23,000            111,000          274,000
               Gain on sale of repossessed property                         -                 -                  -         (299,000)
               Gain on sales of extended care division assets               -                 -                  -         (301,000)
               Other-principally cost report settlements on
                    previously sold freestanding facilities           (25,000)          (14,000)          (201,000)         481,000
                                                                 ------------      ------------       ------------     ------------

 Income (loss) before income tax                                       71,000          (472,000)           409,000       (2,620,000)

 Income tax expense                                                    45,000            32,000             48,000           67,000
                                                                 ------------      ------------       ------------     ------------

 Net income (loss)                                               $     26,000      $   (504,000)      $    361,000     $ (2,687,000)
                                                                 ============      ============       ============     ============

 Earnings (loss) per share:
 -basic                                                          $       3.57      $     (74.19)      $      49.54     $    (395.55)
                                                                 ============      ============       ============     ============

 -diluted                                                        $       3.02      $     (74.19)      $      40.25     $    (395.55)
                                                                 ============      ============       ============     ============


 Weighted average shares outstanding:

 -basic                                                                 7,287             6,793              7,287            6,793
                                                                 ============      ============       ============     ============

 -diluted                                                               8,610             6,793              8,970            6,793
                                                                 ============      ============       ============     ============


            SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                      MHM SERVICES, INC. AND SUBSIDIARIES


                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                                     (UNAUDITED)
                                                                                    JUNE 30, 2000      SEPTEMBER 30, 1999
 Assets
Current assets:
  Cash and cash equivalents                                                         $      6,000           $      6,000
  Accounts receivable, net                                                             1,395,000              1,094,000
  Prepaid expenses                                                                       117,000                284,000
  Estimated third party settlements                                                      144,000                 61,000
  Other current assets                                                                   191,000                269,000
                                                                                    ------------           ------------
           Total current assets                                                        1,853,000              1,714,000

Property and equipment, net                                                               94,000                142,000
Restricted cash                                                                          275,000                275,000
Other assets                                                                             106,000                151,000
                                                                                    ------------           ------------

                                                                                    $  2,328,000           $  2,282,000
                                                                                    ============           ============

           Liabilities and Stockholders' Deficit
Current Liabilities:
  Cash overdrafts                                                                   $     20,000           $     24,000
  Accounts payable                                                                       491,000                768,000
  Accrued payroll and related expenses                                                   820,000                607,000
  Estimated third party payor settlements                                                619,000                784,000
  Other accrued expenses                                                               1,104,000              1,085,000
  Notes payable                                                                                -                187,000
  Line of credit                                                                               -              1,000,000
  Current maturities of long term debt                                                    71,000                275,000
                                                                                    ------------           ------------
           Total current liabilities                                                   3,125,000              4,730,000


Long term debt                                                                         1,300,000                  5,000

Stockholders' deficit:
      Preferred stock ($.01 par value; authorized: 5,000,000; issued
      and outstanding:  none)                                                                  -                      -
      Common stock ($.01 par value; authorized: 15,000,000; issued
      and outstanding: 7,287 in 2000 and 1999)                                                 -                      -
      Additional paid-in capital                                                      42,220,000             42,225,000
      Accumulated deficit                                                            (44,317,000)           (44,678,000)
                                                                                    ------------           ------------
           Stockholders' deficit                                                      (2,097,000)            (2,453,000)

                                                                                    $  2,328,000           $  2,282,000
                                                                                    ============           ============


            SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                      MHM SERVICES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)


                                                                                         NINE MONTHS ENDED JUNE 30,
                                                                                         --------------------------
                                                                                         2000                  1999
                                                                                     ------------           ------------
Cash flows from operating activities
------------------------------------
Net income (loss)                                                                    $    361,000           $ (2,687,000)

Adjustments to reconcile net income (loss) to net cash
  (used in) provided by operating activities                                             (256,000)             2,120,000
                                                                                     ------------           ------------
Net cash provided by (used in) operating activities                                       105,000               (567,000)

Cash flows from investing activities
------------------------------------
Proceeds from sale of repossessed property                                                      -              1,471,000
Proceeds from sales of extended care division assets                                            -                870,000
Proceeds from sale of other assets                                                         50,000                      -
Capital expenditures                                                                      (29,000)               (30,000)
Restricted cash                                                                                 -                351,000
Collections on note receivable                                                             40,000                      -
Other                                                                                           -                 (4,000)
                                                                                     ------------           ------------
Net cash provided by investing activities                                                  61,000              2,658,000

Cash flows from financing activities
------------------------------------
Borrowings                                                                                300,000              3,514,000
Debt repayments                                                                          (396,000)            (5,492,000)
Cash payout for fractional share repurchase                                               (66,000)                     -
Change in cash overdrafts                                                                  (4,000)                     -
                                                                                     ------------           ------------
Net cash used in financing activities                                                    (166,000)            (1,978,000)

Increase in cash and cash equivalents                                                           -                113,000

Cash and cash equivalents
              Beginning balance                                                             6,000                 54,000
                                                                                     ------------           ------------

              Ending balance                                                         $      6,000           $    167,000
                                                                                     ============           ============

Supplemental disclosure of cash flow information:
              Interest paid                                                          $    101,000           $    274,000
              Income taxes paid                                                            82,000                      -
                                                                                     ============           ============

Supplemental disclosure of non-cash investing and financing activities:

              Issuance of stock warrants-to obtain financing guarantees
                 from officers and directors                                         $     61,000                      -
              Note receivable from sale of extended care division assets                        -           $    150,000
                                                                                     ============           ============


            SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                       MHM SERVICES, INC. AND SUBSIDIARIES
               Notes to Condensed Consolidated Financial Statement
                                  June 30, 2000

NOTE 1.   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

       The condensed consolidated balance sheet as of June 30, 2000, condensed consolidated statements of operations for the three and nine-month periods ended June 30, 2000 and 1999, and condensed consolidated statements of cash flows for the nine-month period ended June 30, 2000 and 1999 have been prepared by the Company, without audit. In the opinion of management, all material adjustments (consisting only of normal, recurring adjustments) necessary to present fairly the condensed consolidated financial position, results of operations and cash flows as of June 30, 2000, and for all periods presented, have been made. Certain reclassifications of 1999 balances have been made to conform to the 2000 condensed consolidated financial statement presentation.

       Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended September 30, 1999. The results of operations for the period ended June 30, 2000 are not necessarily indicative of the operating results for the full year.

NOTE 2.   LIQUIDITY

       The accompanying condensed consolidated financial statements have been prepared on a going concern basis that contemplates the continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business. The Company had a stockholders' deficit of $2,097,000 and a working capital deficit of $1,272,000 as of June 30, 2000. The Company's subsidiary MHM Extended Care Services had a stockholders' deficit of $6,763,000 and a working capital deficit of $864,000 at June 30, 2000. Substantially all of the assets of this subsidiary were sold in December 1998, and in August 1999, MHM Extended Care Services, Inc. filed a notice of its intent to dissolve in Delaware as provided for by Sections 280 and 281 of the Delaware General Corporate Laws ("DGCL"). Under these sections, DGCL prescribes procedures by which the Company can satisfy its obligations to creditors of a dissolved Delaware corporation. Under guidance of Delaware counsel, the Company is in the process of following these procedures, which are anticipated to result in the liquidation of the remaining assets of MHM Extended Care Services, Inc., a satisfaction of $946,000 of external liabilities of the subsidiary as of June 30, 2000, and a reduction in the Company's working capital deficit.

       As a result of the historical net losses, the Company has been experiencing difficulty generating sufficient cash flows from operations to meet its obligations and sustain its operations. Such conditions raise substantial doubt about the Company's ability to continue as a going concern. The condensed consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

       The Company has funded its operating losses through a combination of the proceeds derived from the sale of certain operations and through borrowed funds. As of June 30, 2000, the Company has drawn down upon a $1,300,000 promissory note, with a revolving feature, from Bank of America, which has a maximum borrowing capacity of $1,800,000.

       The Company anticipates that it will continue to maintain its borrowing capacity under the $1,800,000 credit facility, although this cannot be assured. The credit facility alone, however, will not be sufficient to fund the Company's working capital needs. The Company realizes that obtaining additional working capital will be necessary to reduce its current working capital deficit. The Company recognizes that it has exhausted its ability to obtain working capital from divesting certain parts of its operations. Therefore, the Company is currently planning to raise approximately $2,358,000, net of expenses, in investment capital through the offering of additional shares of its common stock to its current stockholders. No assurance can be provided, however, that any of the Company's efforts to improve its current financial condition will be successful or that the Company will be able to continue in business.

                                                                     (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
               Notes to Condensed Consolidated Financial Statement
                                  June 30, 2000


NOTE 3.   DEBT

       Effective May 31, 2000, the Company converted its line of credit of $1,300,000 payable on May 31, 2000 to a promissory note due on May 31, 2002. Interest on the note is at the Eurodollar rate plus 2.6 percent per annum, (weighted-average interest rate of 8.7% during the nine month period ended June 30, 2000). The note has a revolving feature that allows the Company to borrow, repay and re-borrow up to the maximum aggregate amount. With no changes in the original terms, on July 13, 2000, the Company increased the borrowing capacity on the note to $1,800,000. Michael S. Pinkert, the Company's Chairman and Chief Executive Officer and Dr. Jacob Shipon, Director, have personally guaranteed this note in the amounts of $1,300,000 and $500,000, respectively. For their guarantees, the Company granted Mr. Pinkert 180 warrants, and Dr. Shipon 126 warrants to purchase stock of the Company at $50 per share. As a fee to Mr. Pinkert and Dr. Shipon for the ongoing risks represented by their guarantees, for each month during which the guarantees are outstanding, warrants for the number of shares as are equal in value (at a price of $50 per share) to one and one-half percent of the average note balance which is outstanding during the month will be issued.

       Warrants totaling 459 have been issued and the Company has recorded financing costs totaling approximately $61,000 for the nine-month period ended June 30, 2000, related to guarantees and indemnifications of the Company's promissory note.

       As of June 30, 2000, the note payable to Mentor of $47,000 is in default for nonpayment of principal due to the dissolution of Extended Care Services and therefore is classified as a current liability in the condensed consolidated balance sheets. As a part of the MHM Extended Care Service dissolution process, the Company expects this debt will be liquidated.

NOTE 4.   REVERSE STOCK SPLIT

       The Board of Directors approved a plan to declare a 500 to 1 reverse stock split of all issued and outstanding shares. The record date for the reverse stock split was March 21, 2000. The Company purchased all fractional shares resulting from this transaction based on a pre-split fair market value of $.45 per share, totaling approximately $66,000. This value was determined through a third party valuation that the Company secured. All share and per share amounts in the accompanying condensed consolidated financial statements have been retroactively restated to reflect the effect of the reverse stock split for all period presented. The number of authorized shares and the par value of common stock were not affected by the reverse stock split. The Company had 3,788,000 shares of common stock outstanding and approximately 3,000 stockholders before the reverse stock split, and 7,287 shares of common stock outstanding and approximately 250 stockholders subsequent to the reverse stock split.

NOTE 5.   CONTINGENCIES

       A subsidiary of the Company, MHM Extended Care Services, Inc. ("ECS") has several contingent liabilities that are discussed below. In the event the dissolution procedures initiated in the State of Delaware are successful, these contingent liabilities will be satisfied as part of such procedures.

       ECS has become aware of claims for refunds of Medicare and Medicaid reimbursement paid in connection with the delivery of mental health services to nursing home patients by two professional corporations to which ECS provided management services and two clinics operated by ECS directly. Each of these matters is discussed in greater detail below. Except for the clinics operated directly by ECS, the refund claims have not been asserted against ECS but only against the professional corporations which ECS managed. Nevertheless, as discussed below, principals of the professional corporations have claimed to be entitled to be indemnified both as to the amounts of any refunds and the cost of appealing refund determinations. ECS believes such claims are lacking in merit.

       Reserves taken by ECS in the amount of $619,100, as described below, are recorded in the condensed consolidated financial statements of the Company and its subsidiaries as of June 30, 2000. ECS anticipates that provisions will be made for these claims in the dissolution proceedings in which ECS is involved in Delaware, and that

                                                                     (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
               Notes to Condensed Consolidated Financial Statement
                                  June 30, 2000


any liability therefore would be limited to a pro rata share of the current assets of ECS. The Company plans to file a Plan of Dissolution with the Delaware Chancery Court, which would reverse these reserves. There is no assurance that the Delaware Chancery Court will approve the Company's Plan of Dissolution.

Supportive Counseling Centers, P.C.

On March 2, 1998, ECS was notified that a claim for refund of certain Medicare payments is being made against Supportive Counseling Centers (SCC), a professional corporation to which ECS previously provided management services. The Company guaranteed performance by ECS under the Management Agreement. The claim is being asserted by the Medicare fiscal intermediary (Transamerica), who was responsible for processing and paying SCC's claims for Medicare payments, and arises from post payment review by the fiscal intermediary. The claim, which seeks approximately $1,700,000 in refunds, relates to Medicare reimbursements paid to SCC prior to any involvement by ECS as well as during the period in which management services were provided to SCC by ECS. Transamerica has asserted no claim against ECS or the Company. However, on January 7, 2000, in connection with the dissolution procedures of ECS, SCC and one of its shareholders, Murray Firestone M.D, asserted a claim against ECS seeking indemnification from ECS for any refunds payable by SCC or Dr. Firestone and any legal costs incurred by SCC or him related to the claim. SCC and Dr. Firestone did not identify any specific amount in their claim against ECS. Dr. Firestone also has informed representatives of the Company that he asserts that the Company as well as ECS is liable for such indemnification. ECS rejected these claims by SCC filed in the dissolution proceedings and informed SCC and Dr. Firestone of the requirement that they file suit within the deadline specified in the dissolution statute in order to preserve any claim. No such suit has been filed and the deadline has expired. The Company does not believe that ECS or the Company has any liability with respect to these claims by SCC or Dr. Firestone. The Company has been informed that SCC is planning to file for bankruptcy and will be asking the fiscal agent and the Federal Health Care Financing Administration (the agency responsible for administering the Medicare Program) to write off the refund claim as uncollectible. In order to avoid a dispute with SCC or its shareholders, and in order to bring this matter to a close, the Company has agreed to cooperate in the filing of bankruptcy by SCC and the negotiations concerning write off of the claim, including providing funding for these efforts up to a maximum of $15,000. In so doing, the Company is not acknowledging any liability in the matter, and believes it will ultimately prevail were a claim made against it either as to these assertions of overpayment or as to indemnification of SCC and its principals.

MHM Counseling Services

On November 23, 1998, ECS received a notice from the Massachusetts Peer Review Organization, Inc. (MassPro), the fiscal agent for the Massachusetts Medical Assistance Program (the "Program"). In the notice, MassPro claimed there had been an overpayment to ECS of $28,000 by the Program with respect to services provided through the clinic, which ECS operated in Taunton, Massachusetts under the name "MHM Counseling Services." This claim was based upon MassPro's audit of payments made in 1997 on behalf of 25 Medicaid recipients at the Taunton clinic. MassPro also performed an extrapolation from these 25 patients, and on the basis of this extrapolation requested that ECS repay an additional amount of approximately $215,000 as alleged overpayments with respect to other clinic patients treated during the period. This amount subsequently was reduced to $104,000 based on ECS's appeal of the audit findings which the Company has accrued as of June 30, 2000.

On June 3, 1999, ECS received a similar notice from MassPro, concerning the clinic operated by ECS in Cambridge, Massachusetts. MassPro claimed that in 1997 ECS had been overpaid by the Massachusetts Medical Assistance Program in the amount of $22,000 for services related to 26 Medicaid recipients. Based on an extrapolation from these 26 patients, Mass Pro asserted that during 1997 ECS had been overpaid by the Massachusetts Medical Assistance Program in the amount of approximately $1,019,000. ECS also has appealed this determination, but has not received a report of the results of this appeal.

In reference to the above claims, it is the position of ECS that extrapolating from a review of a subset of certain professionals or certain treatment is not statistically valid when applied to a group of other professionals or other treatments. Furthermore, the extrapolations were not based on statistically valid samples. Therefore, in ECS's view, the extrapolation is not appropriate. Based upon ECS's review of claims audited by MassPro, ECS believes it will prevail in reducing the amount of repayment requested and is vigorously appealing the initial findings by MassPro. At June 30, 2000, ECS has reserved approximately $615,000 for these claims in the condensed consolidated financial statements. The Company believes this amount is sufficient to cover any potential settlements by ECS with MassPro.

                                                                     (Continued)

                       MHM SERVICES, INC. AND SUBSIDIARIES
               Notes to Condensed Consolidated Financial Statement
                                  June 30, 2000


Psychiatric Specialty Group, P.C.

On July 14, 1999, ECS became aware that Psychiatric Specialty Group (the "Practice") had received a notice from the CIGNA HealthCare Medicare Administration (CIGNA) concerning a post-payment review of Medicare payments paid to the Practice in 1998. ECS provided management services to the Practice in 1998. CIGNA was the Medicare fiscal intermediary, which processed the Practice's Medicare claims. The notice asserted that as a result of certain alleged deficiencies in the medical records of fifteen beneficiaries' records, the Practice had received approximately $4,100 in Medicare overpayments during the year. CIGNA informed the Practice that by extrapolating from this limited initial audit, it believed there may have been Medicare overpayments of as much as $528,000 to the Practice in calendar year 1998 which it requested be refunded. CIGNA further informed the Practice that if the Practice did not wish to accept this estimate, CIGNA would conduct a more detailed audit of claims paid during calendar year 1998. The Practice did not accept CIGNA's estimate; therefore, CIGNA has informed the Practice that it intends to perform a second audit of medical records for claims paid during calendar year 1998 and submit to the Practice any overpayment claims that may result. The Practice has not been informed that CIGNA has commenced such an audit, and neither ECS of the Company have been informed that any formal request for Medicare refunds have been submitted to the Practice beyond the initial $4,100 claim. On March 8, 2000, the Practice filed suit against ECS in Delaware state court asserting that it is entitled to indemnification by ECS for any refunds ultimately made as well as for the costs of defending against such claims. No claim has been asserted against the Company, and the Company and ECS believe there is no merit to the claim against ECS by the Practice. Although ECS believes neither it nor the Company have any liability in connection with these matters, as of June 30, 2000, ECS has reserved $4,100 for the only actual claim made by CIGNA to date. Management believes this reserve is sufficient to cover any potential settlement with CIGNA as to the claim.

                      MHM SERVICES, INC. AND SUBSIDIARIES
                                   PROSPECTUS

No person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the companies affairs since such date.

Until _________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                TABLE OF CONTENTS

                                                                                                                  PAGE
Prospectus Summary.............................................................................................     3
Risk Factors...................................................................................................     5
Special Note Regarding Forward-Looking Statements..............................................................     8
Plan of Distribution...........................................................................................     8
Description of Securities to be Registered.....................................................................     9
Market for Common Equity, Dividend Policy and Related Stockholder Matters......................................    10
Quantitative & Qualitative Disclosures About Market Risk.......................................................    12
Use of Proceeds................................................................................................    12
Dilution.......................................................................................................    13
Capitalization.................................................................................................    14
Selected Consolidated Financial Data...........................................................................    15
Management's Discussion and Analysis of Financial Condition and Results of Operations..........................    17
Description of Business........................................................................................    22
Available Information..........................................................................................    25
Incorporation of Certain Information by Reference..............................................................    26
Indemnification of Officers and Directors......................................................................    26
Legal Matters..................................................................................................    27
Experts........................................................................................................    27
MHM Services, Inc. Index to Financial Statements...............................................................    28
Information Not Required in Prospectus.........................................................................    59
Signatures.....................................................................................................    61

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

       The fees and expenses payable by the Company in connection with the sale of the shares of common stock being registered are estimated as follows:

                                                                                                          Amount
                                                                                                          ------
SEC Filing Fee........................................................................................... $   646.27
Legal Fees and Expenses*................................................................................. $36,000.00
Accounting Fees*......................................................................................... $35,000.00
Printing and Miscellaneous Expenses*..................................................................... $18,000.00
Total*................................................................................................... $89,646.27

------------------
*Indicates estimate

Item 15. Indemnification of Directors and Officers.

       Our bylaws provide generally for indemnification of our officers, directors, agents and employees to the extent authorized by the Delaware General Corporation law. Pursuant to Section 145 of the Delaware General Corporation Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of a corporation, however, indemnification is not available if such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless the court determines that indemnification is appropriate. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

       As permitted by Section 102 of the Delaware General Corporation Law, our stockholders have approved and incorporated provisions into our Certificate of Incorporation eliminating a director's personal liability for monetary damages to the Company and its stockholders arising from a breach of a director's fiduciary duty, except for liability under Section 174 of the Delaware General Corporation Law or liability for any breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be made by a majority of a quorum of disinterested members of the Company's Board of Directors, independent legal counsel or the stockholders of the Company. The Company has purchased directors and officers liability insurance in an amount totaling $5,000,000, subject to certain deductions.

       The above discussion of the Company's Bylaws and Certification of Incorporation of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such Bylaws, Certificate of Incorporation, and statute.

Item 16. Exhibits.

5.       Opinion of Legality
10.1     Contract with Georgia Department of Medical Assistance
10.2     Contract with Georgia Department of Corrections
10.3     Contract with Tennessee Department of Correction
10.4     Contract with Prison Health Systems
10.5     Contract with Career Systems Development Corporation
10.6     Contract with NaphCare, Inc.
15.      Letter re: Unaudited Interim Financial Statements
23.1     Consent of KPMG
23.2     Consent of Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. (included in Exhibit 5)
24.      Power of Attorney (included in signature page)

Item 17. Undertakings.

None.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vienna, Virginia, on this 15th day of August 2000.

                                            MHM SERVICES, INC.

Dated:  August 15, 2000                     By:  /s/Michael S. Pinkert
                                               ---------------------------
                                                 Chief Executive Officer

       Each person whose signature appears below does hereby make, constitute and appoint Michael S. Pinkert as such person's true and lawful attorney-in-fact and agent, with full power of substitution, resubstitution and revocation to execute, deliver and file with the Securities and Exchange Commission, for and on such person's behalf, and in any and all capacities, this Registration Statement on Form S-2, any and all amendments (including post-effective amendments) thereto and any abbreviated registration statement in connection with this Registration Statement pursuant to Rule 462(b) under the Securities Act of 1933, with all exhibits thereto and other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or such person's substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities indicated and on the dates listed.

Signature:                                  Title:


/s/Michael S. Pinkert                       Chairman, Chief Executive Officer, Director
---------------------------
Michael S. Pinkert

/s/Steven H. Wheeler                        President, Chief Operating Officer, Director
---------------------------
Steven H. Wheeler

/s/Cleveland E. Slade                       Vice President of Finance, Chief Financial Officer, Secretary
---------------------------
Cleveland E. Slade

/s/William P. Ferretti                      Director
---------------------------
William P. Ferretti

/s/John Silverman                           Director
---------------------------
John Silverman

/s/Michael Sandler                          Director
---------------------------
Michael Sandler

/s/Jacob A.Shipon                           Director
------------------
Jacob A. Shipon, M.D.

              Each of the above signatures is
              affixed as of August 15, 2000



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